     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              OMNISKY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           4812                          77-0516363
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                               1001 ELWELL COURT
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 969-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               PATRICK S. MCVEIGH
                            CHIEF EXECUTIVE OFFICER
                              OMNISKY CORPORATION
                               1001 ELWELL COURT
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 969-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                              AARON J. ALTER, ESQ.
                          RICHARD S. ARNOLD, JR., ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94104
                                 (650) 493-9300
                             DANIELLE CARBONE, ESQ.
                              SHEARMAN & STERLING
                         1550 EL CAMINO REAL, SUITE 100
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 330-2200

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
                 TITLE OF EACH CLASS OF                      AGGREGATE OFFERING           AMOUNT OF
              SECURITIES TO BE REGISTERED                         PRICE(1)             REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock $0.001 par value...........................        $115,000,000               $30,360
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 16, 2000

                                             Shares

                                 [OmniSky logo]

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $
and $     per share. We have applied to list our common stock on The Nasdaq
Stock Market's National Market under the symbol "SKYY."

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                       PRICE TO   UNDERWRITING DISCOUNTS
                                                        PUBLIC       AND COMMISSIONS       PROCEEDS TO OMNISKY
                                                       --------   ----------------------   -------------------
Per Share............................................  $                 $                      $
Total................................................  $                 $                      $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                       CHASE H&Q
                                 DONALDSON, LUFKIN & JENRETTE
                                               SALOMON SMITH BARNEY
                                                          DLJDIRECT INC.

           The date of this prospectus is                     , 2000.

                              [INSIDE FRONT COVER]

The inside front cover of the prospectus includes the following text which appears centered at the top of the page in large font:

                         OmniSky takes the Internet out.

 Below the above text appears two columns of text. The first column reads:

        OmniSky helps you make things happen when your life and work take you beyond the walls of a traditional office. Stay in touch with your e-mail. Access the Internet.

The second column reads:

        Receive news, get stock quotes, phone numbers and traffic reports. Order goods and services when you are on the go.

To the right of the two columns of text is a picture of a Palm V attached to a wireless modem with the OmniSky logo. The antenna on the modem is shown fully extended. The screen on the Palm V shows a screen shot from the E*Trade web site.

Centered on the page is a large picture of a Palm V shown being attached to a wireless modem with the OmniSky logo. An arrow demonstrates how the Palm V attaches to the wireless modem. The screen on the Palm V shows the OmniSky user interface.

Starting at the upper left hand corner of the above picture of the Palm V and moving counterclockwise, the following paragraphs are positioned around the Palm V with dotted lines pointing from each paragraph to the Palm V:

        Convenient User Interface

        - Designed to organize wireless content into useful topic areas

        - Can be customized to provide faster access to selected content


        E-mail Access

        - Send and receive e-mail on the go from up to six personal e-mail accounts

        - Review the sender, subject and beginning of an e-mail before downloading the message


        The Web in Your Hand

        - Access over 1000 links to content modified for display on handheld devices

        - Visit virtually any Web site by entering its Web address

        Wireless Modem

        - Cellular Digital Packet technology for fast, reliable access


        E-commerce

        - Purchase products and services online

        - Comparison shop to find the best prices


        Popular Content

        - Some of the most recognized names on the Internet are prominently positioned in our service


        Nationwide Coverage

        -  Flat rate monthly pricing


In the lower right hand corner of the page is a picture of a smiling man using the OmniSky service.

The OmniSky logo appears on the bottom of the page against a dark background, together with the words "Think it. Do it."

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    4
RISK FACTORS..........................    8
USE OF PROCEEDS.......................   20
DIVIDEND POLICY.......................   20
CORPORATE INFORMATION.................   20
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   21
CAPITALIZATION........................   22
DILUTION..............................   23
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   24
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   25
BUSINESS..............................   32

                                        PAGE
                                        ----
MANAGEMENT............................   45
STOCK PLANS...........................   51
RELATED PARTY TRANSACTIONS............   55
PRINCIPAL STOCKHOLDERS................   56
DESCRIPTION OF CAPITAL STOCK..........   59
SHARES ELIGIBLE FOR FUTURE SALE.......   62
UNDERWRITING..........................   64
NOTICE TO CANADIAN RESIDENTS..........   67
LEGAL MATTERS.........................   68
EXPERTS...............................   68
WHERE YOU CAN FIND MORE INFORMATION
  ABOUT US............................   68
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in the offering. You should read the entire prospectus carefully. Except where we state otherwise, all information in this prospectus (1) reflects the conversion of all outstanding shares of our preferred stock into 63,030,536 shares of common stock effective automatically upon the closing of this offering and (2) assumes no exercise of the underwriters' over-allotment option.

                              OMNISKY CORPORATION

OUR COMPANY

     We offer a wireless service under the OmniSky brand that enables our subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions over handheld mobile devices. We have designed an easy-to-use wireless Internet portal specifically for use with handheld mobile devices. Our wireless portal organizes information into various categories, including entertainment, finance, news, shopping, sports, travel and local information, allows for text based searches and can be customized by the subscriber. We provide our subscribers with access to Internet content in a format that is modified for enhanced viewing and performance on the relatively small display screens of handheld mobile devices. We receive that content from more than 1,000 links to popular data sources and content providers, including CNBC, eBay, ESPN, E*Trade, Ticketmaster, Fox Sports and Yahoo!. With our wireless service, our subscribers also have the ability to browse virtually any web site, whether or not the content of that site has been modified for use on a handheld mobile device. For a fixed monthly fee, we provide our subscribers with nationwide access, unlimited usage and full-time customer support.

     Internet usage, including e-mail messaging, information services and e-commerce, is becoming an increasingly important part of everyday life. To date, desktop computers have been the primary means of accessing the Internet. As individuals, in both their personal and professional lives, have become more mobile, we believe there continues to be a growing trend toward remote wireless access to the Internet. As this trend builds momentum, we believe that individuals will increasingly demand real-time access to highly personalized Internet content, including e-mail, information services and e-commerce, on handheld mobile devices.

     Individuals seeking wireless Internet access today are faced with a number of challenges, including a limited supply of Internet data and content that has been specially modified for use and performance on handheld mobile devices. As a result, most Internet data and content cannot currently be easily and effectively accessed using handheld mobile devices. Individuals seeking this access also tend to face high and unpredictable costs when using wireless network technologies, limited geographic coverage areas, data security concerns and a variety of different devices and services that, individually, do not typically provide all of the functionality that we believe many individuals are seeking.

WE RECENTLY LAUNCHED OUR WIRELESS SERVICE NATIONALLY

     We began preliminary, or beta, testing of our wireless service in December 1999 and stopped accepting new beta orders on March 31, 2000 with approximately 5,500 subscribers. During our beta test, our wireless service was selected as the best software/service for wireless data in 2000 by Mobile Insights, Inc., a leading information source for the mobile computing and data communications market. We formally launched our wireless service nationally in May 2000. On
            , 2000, we had           subscribers.

OUR STRATEGY

     Our mission is to become the leading global provider of wireless service to users of handheld mobile devices. To achieve our objective, we intend to:

     - aggressively market the OmniSky brand;

     - continue to extend our service offerings to additional types of handheld mobile devices, operating systems and wireless data network technologies;

     - leverage our easy-to-use wireless Internet portal to generate e-commerce and advertising revenues;

     - expand our wireless service internationally through a joint venture we have created with News Corporation, in which we each own a 50% stake;

     - leverage the experience that our management team has in the Internet, wireless and handheld mobile device industries by generating opportunities from the industry relationships they have developed over many years;

     - further develop our web-based and retail sales and distribution channels; and

     - pursue selected acquisitions of businesses or technologies that may enable us to increase our subscriber base or enhance our wireless service offerings.

WE HAVE A LIMITED OPERATING HISTORY, HAVE A LARGE ACCUMULATED DEFICIT AND EXPECT TO INCUR CONTINUING LOSSES

     We have a limited operating history and only formally launched our wireless service in May 2000. Through March 31, 2000, we had generated only nominal revenues and had an accumulated deficit of $15.5 million. We have incurred increasing losses and had an operating loss for the three month period ended March 31, 2000 of $8.6 million. We expect to continue to incur net losses for the foreseeable future and may never achieve profitable operations. The market for our wireless service has not yet developed, and we cannot assure you that it will develop or that, if it develops, individuals will use our wireless service.

AS WE CONTINUE TO ROLLOUT OUR WIRELESS SERVICE, WE EXPECT TO FACE INTENSE COMPETITION

     The market for wireless services is becoming increasingly competitive. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our wireless service. We expect to encounter competition from wireless Internet service providers, popular web portals, wireless telecommunications carriers and many others that may decide to enter the wireless service industry. Many of our competitors may have substantially greater financial, technical, marketing and distribution resources than we do.

                                  THE OFFERING

Common stock offered.......            shares

Common stock to be
outstanding after this
offering...................            shares

Proposed Nasdaq National
Market symbol..............  SKYY

Use of proceeds............  We plan to use the net proceeds from this offering to fund:

                             - sales, marketing and research and development
                               programs, including national advertising and branding campaigns that we began in May 2000 in connection with our formal wireless service launch;

                             - the expansion of Internet services and devices
                               offered to our subscribers;

                             - expenses we expect to incur in connection with
                               our international joint venture with News
                               Corporation;

                             - the continued development of our infrastructure,
                               network and support services; and

                             - working capital and general corporate purposes.
                               See "Use of Proceeds."

     The number of shares of our common stock to be outstanding after this
offering is based on the number of shares outstanding as of             , 2000.
This number excludes:

     -          shares of common stock subject to outstanding options at a
weighted average exercise price of $     per share; and

     - additional shares of common stock reserved for future issuance under our stock option, director stock option and employee stock purchase plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering.

                                                               PERIOD FROM
                                                               MAY 7, 1999      THREE MONTHS
                                                              (INCEPTION) TO       ENDED
                                                               DECEMBER 31,      MARCH 31,
                                                                   1999             2000
                                                              --------------    ------------
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................   $        --      $     1,315
Cost of revenue.............................................            --            2,853
Loss from operations........................................        (6,951)          (8,761)
Net loss....................................................        (6,929)          (8,586)
Net loss per share:
  Basic and diluted.........................................   $        --      $    (10.61)
  Weighted average shares...................................            --          809,615
Pro forma net loss per share:
  Basic and diluted (unaudited).............................   $     (0.31)     $     (0.18)
  Weighted average shares (unaudited).......................    22,147,767       48,178,355

     The following table summarizes:

     - actual balance sheet data;

     - pro forma balance sheet data after giving effect to the receipt of approximately $83.0 million of net proceeds from the sale and issuance of our Series C preferred stock and the conversion of all outstanding shares (including the Series C preferred stock) of our preferred stock into shares of our common stock upon the closing of this offering; and

     - pro forma as adjusted balance sheet data, adjusted to give effect to our
       sale of           shares of common stock in this offering at an assumed
       initial public offering price of $     per share and after deducting
       estimated underwriting discounts and estimated offering expenses.

                                                                       MARCH 31, 2000
                                                             ----------------------------------
                                                                                      PRO FORMA
                                                                                         AS
                                                              ACTUAL     PRO FORMA    ADJUSTED
                                                             --------    ---------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $ 14,090    $ 97,066     $
Working capital............................................    14,758      97,734
Total assets...............................................    41,846     124,822
Convertible preferred stock................................    35,680          --
Total stockholders' (deficit) equity.......................   (13,482)    105,174

                                  RISK FACTORS

     You should carefully consider the risks described below before buying shares in this offering. The risks and uncertainties described below are not the only risks we face. These risks are the ones we consider to be significant to your decision whether to invest in our common stock at this time. There may be risks that you view differently than we do, and there are other risks and uncertainties that are not presently known to us or that we currently deem immaterial, but that may in fact impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

                      RISK FACTORS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, HAVING LAUNCHED OUR WIRELESS SERVICE NATIONALLY IN MAY 2000 AFTER SEVERAL MONTHS OF BETA TESTING. IT MAY, THEREFORE, BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND FUTURE PROSPECTS.

     We founded our company in May 1999. We only began beta testing our wireless service in December 1999. We formally launched our wireless service nationally in May 2000. As a result of our limited operating history and the recent national launch of our wireless service, your evaluation of our business and an investment in our company will be more difficult. Since we have limited meaningful historical data upon which to base our planned operating expenses, and since our wireless service is still relatively new, it is difficult for us and for you to assess whether our strategy will be successful or whether we will be able to adjust our business model to meet the demands of our subscribers over time. When making an investment decision regarding our common stock, you should consider the risks, expenses and difficulties that may be encountered or incurred by us as a young company in a new and rapidly evolving market, including our ability to:

     - market a service with only limited market acceptance to date;

     - expand our marketing, sales, engineering and support organizations, as well as our distribution channels;

     - negotiate and maintain favorable rates with wireless network carriers;

     - manage expanding operations, including our ability to expand our systems if our subscriber base grows substantially;

     - attract and retain management and technical personnel; and

     - anticipate and respond to competition and changes in technologies.

Our business strategy may not be successful, and it may not successfully address the risks we have described or other risks which we may not have anticipated.

WE HAVE A HISTORY OF LOSSES SINCE OUR FORMATION, EXPECT TO INCUR SIGNIFICANT OPERATING EXPENSES AND LOSSES IN THE FUTURE AS WE ROLL-OUT OUR WIRELESS SERVICES AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

     We are not, and have never been, profitable. Through March 31, 2000, we had generated only nominal revenues and had an accumulated deficit of approximately $15.5 million. We have incurred increasing losses and had an operating loss for the three month period ended March 31, 2000 of $8.6 million. We expect to continue to incur losses and to have negative cash flow on a quarterly and annual basis for the foreseeable future. We also anticipate that our expenses will increase substantially as we continue to increase our sales and marketing efforts, expand our research and development programs, extend our wireless service to new platforms and devices and enhance our administrative operations. Since we have only limited experience in managing our business, these efforts may prove more expensive than we currently anticipate. We cannot predict if we will ever achieve profitability and if we do, we may not be able to sustain or increase our profitability. If we continue to incur net losses, our stock price will suffer.

IF WE ARE UNABLE TO INCREASE SUBSTANTIALLY THE NUMBER OF OUR SUBSCRIBERS IN THE FUTURE, WE WILL BE UNABLE TO GENERATE THE INCREASED REVENUE NECESSARY TO ACHIEVE PROFITABILITY.

     We had      subscribers for our wireless service as of          , 2000. We
will have to increase substantially the number of our subscribers in order to achieve profitability. In addition to increasing our subscriber base, we will have to limit the number of subscribers who deactivate our service. Adding new subscribers will depend to a large extent on the success of our marketing campaigns and the future development by manufacturers of handheld mobile devices that support our wireless service and that are widely accepted by consumers. Limiting the number of customer deactivations requires that we provide our subscribers with a favorable and cost-effective experience in using our wireless service. Our subscribers' experience may be unsatisfactory to the extent that our service malfunctions or our portal and customer care efforts do not meet our subscribers' expectations. In addition, other factors, some of which may be beyond our control, such as technological limitations, may cause our subscribers' experience with our wireless service not to meet their expectations and lead them to terminate our wireless service.

WE ARE CURRENTLY DEPENDENT ON ONE SUPPLIER FOR THE WIRELESS MODEMS THAT OUR SUBSCRIBERS NEED TO RECEIVE OUR WIRELESS SERVICE ON THE PALM V DEVICE. IF THAT SUPPLIER IS UNABLE TO TIMELY MEET OUR NEEDS, OUR ABILITY TO EXPAND OUR SUBSCRIBER BASE WILL BE SEVERELY LIMITED AND WE WILL LOSE REVENUE.

     Novatel is currently the single source of supply for the wireless modems that our subscribers require to receive our wireless service on the Palm V handheld mobile device, manufactured by Palm, Inc. Any difficulties encountered by our supplier that result in product defects or poor quality, production delays, cost overruns, or the inability to fulfill orders or provision modems on a timely basis would hurt our reputation, result in loss of revenue and limit our ability to expand our subscriber base. If we cannot obtain an adequate supply of wireless modems, we will be unable to timely deliver our wireless service to subscribers. Neither we nor our supplier maintains an extensive inventory of wireless modems. We have experienced delays in receiving modems from Novatel, and if we continue to experience delays and, as a result, we are unable to timely deliver wireless modems to our potential subscribers, our business will be seriously harmed. Under our agreement with Novatel, we have a right to acquire the first 100,000 wireless modems built by Novatel for the Palm V device. After we acquire those 100,000 modems, the wireless modems may be marketed and sold directly by Novatel to third parties, including our competitors. If Novatel decides to market and sell the wireless modems directly, our revenue would decrease since we would no longer be receiving any revenue from sales of those devices. We have not qualified any alternative sources for the supply of our wireless modems.

WE DEPEND UPON WIRELESS NETWORKS OWNED AND OPERATED BY OTHERS TO DELIVER OUR WIRELESS SERVICES. IF WE DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE WIRELESS NETWORKS, WE MAY BE UNABLE TO DELIVER OUR WIRELESS SERVICE AND OUR SALES COULD DECREASE.

     We depend entirely on wireless carriers to transmit our wireless service to our subscribers and must purchase air-time from them for that purpose. Our ability to grow and achieve profitability depends partly on our ability to obtain sufficient capacity on the networks of those carriers, including AT&T Wireless Services and Verizon Wireless and on the reliability and security of their systems. We depend on these networks to provide uninterrupted service and would not be able to satisfy our customers' needs if these carriers fail to provide the required capacity or needed levels of service. In addition, our expenses would increase and our profitability could be materially adversely affected if wireless carriers were to increase the prices of their services and we were unable to pass along increased prices to our customers. Some of these wireless carriers are, or could become, our competitors and if they compete with us they may refuse to provide us with access to their networks.

WE RELY ON THIRD PARTIES TO BILL OUR SUBSCRIBERS, TO PROVIDE A SIGNIFICANT PORTION OF OUR CUSTOMER SUPPORT, TO PROVIDE US WITH INTERNET CONTENT AND TO PERFORM OTHER CRITICAL BUSINESS FUNCTIONS. ANY FAILURE BY THOSE THIRD PARTIES TO DELIVER THEIR PRODUCTS AND SERVICES TO US COULD HARM OUR BUSINESS.

     In designing, developing and supporting our wireless service, we rely on third parties to provide many of the products and services that are essential to delivering our wireless service. For instance, we rely on

     - a third party billing and customer support company to bill our subscribers and to provide a significant portion of our customer support;

     - Aether Systems, one of our principal stockholders, to operate our network operations center; and

     - many content providers and content aggregators to provide us with the Internet data and content that we make available, on a modified basis, to our subscribers.

     There are other third parties upon which we rely for manufacturing, research and development, network operations and product fulfillment. We depend on third parties to deliver and support reliable products and services, enhance their current products and services, develop new products and services on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. These third parties may experience difficulty in supplying us products or services sufficient to meet our needs as our subscriber base grows or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. If popular content providers, for instance, decide not to renew contracts with us or enter into new contracts with us, we might then be unable to offer our subscribers the content they desire. Any significant interruption in the supply of any of these products or services could cause a decline in sales and an increase in deactivations. Any decline in the quality of the products and services of these third parties could also harm our business.

WE MUST CONTINUE TO DEVELOP AND ENHANCE THE WIRELESS SERVICE THAT WE OFFER, AND RESPOND TO TECHNOLOGICAL CHANGES, IF WE EXPECT TO BE SUCCESSFUL.

     Our wireless service will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements if we are to be successful. Our wireless service is integrated with handheld mobile devices that evolve quickly and can become obsolete in a short period of time. Our wireless service must also be compatible with the data networks of wireless carriers that also can change rapidly. As a result of the complexities inherent in our wireless service, adapting our service to be compatible with new or modified handheld mobile devices and wireless data networks may require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of service enhancements. Additionally, new service enhancements may not achieve market acceptance. If we cannot effectively develop and improve our wireless service, we may be unable to recover our fixed costs or otherwise become profitable.

OVER THE PAST SEVERAL MONTHS, WE HAVE ADDED MANY NEW EMPLOYEES, INTRODUCED NEW SYSTEMS AND EFFECTED OTHER CHANGES TO ADDRESS OUR RAPID GROWTH. THAT GROWTH HAS PLACED A SIGNIFICANT STRAIN ON OUR MANAGEMENT AND RESOURCES.

     We have grown from 25 employees as of December 31, 1999 to 86 as of June 15, 2000. During that period, we also began to introduce new internal accounting systems, began to prepare for the national launch of our wireless service, which included testing various technologies and coordinating the national media campaign for our wireless service, sought additional office space and undertook many other initiatives in connection with the ongoing development of our business. Our growth has placed, and any further growth is likely to continue to place, a significant strain on our management and resources. Our ability to achieve and maintain profitability will depend on our ability to manage our growth effectively, implement and expand operational and customer support systems and hire additional personnel. We may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. We may also face difficulties integrating and collecting information from certain of our third-party providers that we need to manage our business effectively. In addition, future growth may result in increased responsibilities for our management personnel, which may limit their ability to effectively manage our business.

OUR BUSINESS DEPENDS ON THE COMPATIBILITY OF THE WIRELESS MODEMS USED TO RECEIVE OUR WIRELESS SERVICE AND THE USER INTERFACE THAT OUR SUBSCRIBERS INSTALL ON THEIR HANDHELD MOBILE DEVICES.

     In order to use our wireless service, our subscribers must install our user interface on their handheld mobile device and must attach their handheld mobile device to a wireless modem. If we are unsuccessful in our efforts to maintain compatibility with handheld mobile devices and operating systems introduced in the future, our business may fail. At this time, our wireless modem and user interface are compatible only with the operating system used in the Palm V handheld mobile device. In order to make our wireless modem and user interface compatible with operating systems used by other handheld mobile device manufacturers, such as Hewlett-Packard and Handspring devices, we will need to develop or have developed new modems and arrange for their manufacture and develop new user interfaces. To the extent that manufacturers of handheld mobile devices, including Palm, develop new or modify existing operating systems or change the hardware configuration of their handheld mobile devices, we may need to modify our existing user interface and the modem to maintain the compatibility of our wireless service with these handheld mobile devices. Any modification to our existing user interface and the modem may involve significant research and development and production costs as well as long lead-times resulting in lost revenue.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE NEGATIVE GROSS MARGINS ON OUR SUBSCRIBER REVENUE AS A RESULT OF THE FLAT MONTHLY FEE WE CHARGE OUR SUBSCRIBERS FOR UNLIMITED USAGE.

     We provide our subscribers with unlimited Internet access across the United States for a fixed monthly fee. Our costs, however, depend in large part on the fees we pay to wireless carriers for transmitting our wireless service over their networks. Wireless carriers currently charge us based on the aggregate usage per month of our subscribers. One rate is charged to us while our subscribers are in their home market and a significantly higher rate is charged to us as our subscribers travel outside of their home market and incur roaming fees. Our pricing strategy contemplates that many of our subscribers will be usage-intensive subscribers and/or travel frequently outside of their home market. However, our business is new, and we have little historical experience with which to predict usage patterns by our subscribers. Our pricing strategy, therefore, may not be optimal. The operating systems that we currently use to monitor airtime charges do not permit us to timely and effectively respond to changes in volume and geographic location of subscriber usage. Our inability to make timely changes in our overall use of airtime could directly affect our costs. While we may look to acquire or develop automated control systems to help us manage our airtime usage, we may not be able to do so in the near term on a cost-effective basis. Even if we do obtain those systems, we still may not be able to effectively monitor all subscriber usage or to improve our gross margins.

WE FACE COMPETITION FROM EXISTING AND NEW COMPETITORS AND FROM NEW PRODUCTS THAT COULD CAUSE US TO LOSE MARKET SHARE AND CAUSE OUR REVENUE TO DECLINE.

     The widespread adoption of open industry standards in the wireless data communications market may make it easier for new market entrants and existing competitors to introduce products that compete with our wireless service. We developed our wireless service using mostly standard industry development tools. Many of our agreements with wireless network carriers and content providers, and our agreement with Palm, are non-exclusive. Our competitors, therefore, may use many of the same products and services in competition with us. In addition, our competitors may market their products and services more effectively than we do, which could decrease demand for our product and cause our revenue to decline. Currently, some of our competitors include:

     - Palm.net, a service provided by Palm, Inc.;

     - Research in Motion, a provider of wireless e-mail;

     - GoAmerica, a wireless Internet service provider; and

     - wireless and other network service providers, such as Sprint PCS.

     We may also face competition in the future from established companies, including popular web portals, wireless application service providers and wireless network carriers, who have not previously entered the market for wireless Internet and data services. Barriers to entry are relatively low, and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, many competitors and potential competitors have greater resources, which may enable them to penetrate the market more quickly.

DURING THE BETA TEST, WE SUBSIDIZED, AND MAY CONTINUE TO SUBSIDIZE, THE PURCHASE BY OUR SUBSCRIBERS OF THE WIRELESS MODEMS THAT ARE NECESSARY TO RECEIVE OUR WIRELESS SERVICE. THOSE SUBSIDIES HAVE ADVERSELY AFFECTED OUR GROSS MARGINS AND MAY CONTINUE TO DO SO.

     To help market our wireless services during the beta test that we conducted, we resold wireless modems to the participants in those trials at prices which were below the costs that we paid to the manufacturer of those devices. While we have not determined whether we intend to continue that practice, if we do determine to provide our subscribers with wireless modems at prices below our costs, such a strategy would likely have an adverse affect on our gross margins.

WE EXPECT THAT OUR QUARTERLY OPERATING RESULTS WILL BE SUBJECT TO FLUCTUATIONS AND SEASONALITY. IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE SIGNIFICANTLY.

     Our revenues may be lower in the second and third quarters of the year. This weakness may be due to the fact that our devices are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. We also anticipate timing our marketing campaigns to coincide with relatively higher consumer spending in the first and fourth quarters, which would contribute to these seasonal variations. In addition, as we expand our operations, we expect that our operating expenses, particularly our sales, marketing and research and development costs, will continue to increase. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be adversely affected. Over the next several quarters we expect expenses to grow more rapidly than revenues, which will hurt our quarterly operating results. As a result of seasonality and increasing operating expenses, our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock would likely decline.

WE BELIEVE THAT WE NEED TO DEVELOP MARKET AWARENESS OF OUR WIRELESS SERVICE AND BRAND TO BE SUCCESSFUL. IF WE FAIL TO DEVELOP THE OMNISKY BRAND, WE MAY NOT BE SUCCESSFUL.

     Our sales and marketing activities to date have been limited. Through December 31, 1999, our sales and marketing expenses were approximately $2.0 million. During the first quarter of this year, they were approximately $2.3 million. We intend to invest significantly in promoting our brand over time, which will require us to increase substantially the amount we spend on sales and marketing. We have applied for, but have not received, federal trademark registrations for the OmniSky logo, OmniSky and Think it. Do it., and we may not be able to use these trademarks effectively or at all if we fail to obtain such registrations.

IF WE FAIL TO EXPAND OUR SALES CHANNELS, OUR ABILITY TO INCREASE REVENUE AND OUR SUBSCRIBER BASE WILL BE LIMITED.

     In order to grow our business, we need to expand our sales channels, which currently consist of sales through our web site, through a toll-free telephone number and a limited number of retail outlets. We intend to establish reseller relationships with stores owned by telecommunication carriers, as well as a variety of additional retail outlets, but we may be unsuccessful in such efforts. We will need to train store personnel on how to sell our wireless services to potential customers. If we fail to expand our sales channels or properly train store sales personnel, our ability to increase our revenue and subscriber base will be limited.

WE MAY SEEK TO ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE TO DEVELOP OUR BUSINESS. THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE OUR INVESTORS' HOLDINGS.

     We may acquire technologies or companies in the future to further develop our business. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

     - diversion of management's attention from other business concerns;

     - failure to effectively integrate the acquired technology or company into our business;

     - the loss of key employees from either our current business or the acquired business; and

     - assumption of significant liabilities of the acquired company.

     To date, we have not completed any acquisitions, and we may not be able to do so in the future in an effective manner. In addition, our investors' holdings will be diluted if we issue equity securities or securities convertible into equity in connection with any acquisition.

ANY OF OUR KEY EMPLOYEES COULD TERMINATE THEIR EMPLOYMENT WITH US AT ANY TIME.

     We depend in large part on the continued services and performance of our senior management team and other key personnel. The loss of any member of our senior management team, particularly Patrick McVeigh, our Chairman and Chief Executive Officer, or Barak Berkowitz, our President, would adversely affect us and impair our ability to achieve our business objectives. We do not currently have employment agreements with any of our officers or employees. Any of our officers or employees could terminate their employment with us at any time. The loss of any of those individuals could seriously interrupt our business.

WE MAY BE SUBJECT TO LIABILITY FOR DISSEMINATING INFORMATION TO OUR SUBSCRIBERS, AND OUR INSURANCE COVERAGE MAY BE INADEQUATE TO PROTECT US FROM THIS LIABILITY.

     We may be subject to claims relating to information disseminated to our subscribers through our wireless service. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other actions based on the nature and content of the materials. The law relating to the liability of services like ours is unsettled, although some cases have been decided which imposed liability on Internet service providers for disseminating defamatory statements through their service. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

WE DEPEND ON RECRUITING, TRAINING AND RETAINING KEY PERSONNEL WITH INTERNET, WIRELESS DATA AND TECHNOLOGY EXPERIENCE. WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR SUPPORT EXISTING PRODUCTS IF WE CANNOT HIRE OR RETAIN QUALIFIED EMPLOYEES.

     Our future success will depend, in large part, on our ability to recruit and retain experienced research and development, sales and marketing, customer service and management personnel. Because of the technical nature of our wireless service and the dynamic market in which we compete, our performance depends on attracting and retaining highly qualified employees. Competition for these personnel in the wireless data and technology industries is intense and finding personnel with experience in both industries is even more difficult, especially in the Silicon Valley region of California in which we are located. We are in a relatively new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our subscribers demand. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts. A major part of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

OUR SUBSCRIBERS MUST INSTALL OUR USER INTERFACE ON THEIR HANDHELD MOBILE DEVICES TO RECEIVE OUR WIRELESS SERVICE. IF THAT USER INTERFACE CONTAINED DEFECTS OR ERRORS OUR REPUTATION WOULD BE ADVERSELY AFFECTED.

     Our wireless service depends on software in our network and a user interface that is installed on our subscribers' handheld mobile devices. The technology necessary to support our wireless service is complex and must meet stringent technical requirements. Services that are as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. In addition, our user interface may not properly operate when integrated with the systems of our subscribers and content providers, or when used to deliver services to a large number of our subscribers.

     While we continually test our wireless service for errors and work with subscribers through our customer support services to identify and correct bugs, errors in the service may be found in the future. Testing for errors is complicated in part because it is difficult to simulate or fully anticipate the computing environments in which our subscribers use our wireless service. Our wireless service may not be free from errors or defects even after it has been tested, which could result in the rejection of our service and damage to our reputation, as well as lost revenue, diverted development resources and increased support costs.

IF OUR INTELLECTUAL PROPERTY IS NOT ADEQUATELY PROTECTED, WE MAY LOSE OUR COMPETITIVE ADVANTAGE.

     We depend on our ability to develop and maintain important proprietary aspects of our technology. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, as well as confidentiality provisions in contracts with our customers, all of which afford limited protection. We may seek to protect our proprietary technology under patent laws.

     Despite the measures we have taken to protect our intellectual property, we cannot assure you that these steps will be adequate, that we will be able to secure patent or trademark registrations for all of our patent applications or trademarks in the United States or other countries, or that third parties will not breach the confidentiality provisions in contracts or infringe or misappropriate our copyrights, pending patents, trademarks and other proprietary rights. In the event that a third party breaches the confidentiality provisions in our contracts or misappropriates or infringes on our intellectual property, we may not have adequate remedies. In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, the measures that we are taking to protect proprietary rights may not be adequate.

THIRD PARTIES MAY CLAIM THAT OUR PRODUCT INFRINGES ON THEIR INTELLECTUAL PROPERTY, WHICH COULD RESULT IN SIGNIFICANT EXPENSES FOR LITIGATION OR FOR DEVELOPING OR LICENSING NEW TECHNOLOGY.

     Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, in the future such third parties may assert a claim that our current or future products infringe on their intellectual property. We cannot predict whether third parties will assert these types of claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these types of claims, whether they are with or without any merit or whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may not be available on terms acceptable to us, or at all, which could increase our expenses or make our product less attractive to customers.

WE MAY BE SUBJECT TO LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS.

     We may be subject to claims for damages related to any errors in our wireless service, including hardware manufactured for us by third parties and failures to complete e-commerce transactions over our wireless service. A major liability claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. Our license agreements with customers contain provisions designed to limit exposure to potential liability claims. Limitation of liability provisions contained in our license agreements may not be effective under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

SOME OF OUR DIRECTORS AND SIGNIFICANT STOCKHOLDERS MAY HAVE CONFLICTS OF INTEREST WITH RESPECT TO CERTAIN PROJECTS THAT WE MAY PURSUE.

     In addition to serving on our board, David Oros, Janice Roberts and Thomas Wheeler serve on the board of Aether Systems, Inc. Aether provides wireless service to enterprises, which is similar in some respects to our service. Due to these similarities, Mr. Oros, Ms. Roberts and Mr. Wheeler may, in the course of their service on our board, be faced with issues that could pose a conflict of interest for them involving transactions or opportunities that both we and Aether might be interested in pursuing. Mr. Oros, Ms. Roberts and Mr. Wheeler would likely recuse themselves from participating in board decisions regarding those transactions and opportunities, which would deprive us of their experience and judgment. In addition, Aether, 3Com Corporation and News Corporation each hold significant amounts of our capital stock. There may be transactions which we intend to pursue that could also be of interest to those stockholders and which could therefore pose conflicts between those stockholders and us.

WE HAVE FORMED AN INTERNATIONAL JOINT VENTURE WITH NEWS CORPORATION THAT WILL REQUIRE SIGNIFICANT ATTENTION FROM OUR MANAGEMENT. AS PART OF OPERATING THE JOINT VENTURE, WE WILL NEED TO ADDRESS MANY IMPORTANT ISSUES THAT WERE NOT ADDRESSED IN DETAIL WHEN WE AGREED TO FORM THE JOINT VENTURE.

     We formed an international joint venture with News Corporation in April 2000 to pursue business opportunities outside of the United States. Although we each have an equal equity interest in the joint venture and have signed an agreement establishing our relationship, there are many details that remain to be decided regarding the operation of the business, including the timing for entering various jurisdictions, the nature of the services that will be provided in those jurisdictions, the overall management structure and many other similar matters. Developing the joint venture will require that we devote significant management attention to it, which will be difficult for us to do because of our limited resources. We cannot be certain as to whether the joint venture will be successful or not.

ALTHOUGH WE HAVE FORMED AN INTERNATIONAL JOINT VENTURE WITH NEWS CORPORATION TO PURSUE INTERNATIONAL BUSINESS OPPORTUNITIES, NEITHER WE NOR NEWS CORPORATION IS EXCLUSIVELY OBLIGATED TO PURSUE THOSE OPPORTUNITIES THROUGH THE JOINT VENTURE.

     Although we have formed an international joint venture with News Corporation to pursue international business opportunities, our agreement with News Corporation does not impose exclusivity obligations on either party. If either party determines in good faith that it would be inappropriate to conduct business through the joint venture in any market, that party is free, without liability to the joint venture or the other party, to conduct that business outside of the joint venture. If that occurs, the business of the joint venture could suffer and its value could be adversely affected.

IF WE DO NOT HAVE SUFFICIENT CAPITAL TO FUND OUR OPERATIONS, WE MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

     We may not have sufficient capital to fund our operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely affect our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. We expect that the net proceeds from this offering, cash on hand and revenue from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our actual funding requirements may differ materially as a result of many factors, including the success of our service launch, the development of new products and technologies and the continued growth of the company. We may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all.

We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If we issue additional equity securities or securities convertible into equity to raise funds, your ownership percentage in us will be reduced.

WE DO NOT HAVE ANY SIGNIFICANT EXPERIENCE CONDUCTING OPERATIONS INTERNATIONALLY.

     To date, we have derived all of our revenues from sales to subscribers in the United States. We plan to expand our international operations in the future, principally through a joint venture that we formed with News Corporation. We expect to face many barriers in competing internationally, including:

     - costs of customizing products for foreign countries;

     - restrictions on the use of technology;

     - dependence on local vendors;

     - difficulties in protecting intellectual property rights;

     - compliance with multiple, conflicting and changing governmental laws and regulations and potential political instability;

     - foreign currency fluctuations;

     - locally-based competitors who are more familiar with local interests and practices;

     - financing our international business opportunities; and

     - import and export restrictions and tariffs.

UNDISCOVERED YEAR 2000-RELATED COMPUTER PROBLEMS COULD DISRUPT OUR OPERATIONS.

     We believe that the software we use in our wireless service is year 2000 compliant. We have not, so far, experienced any disruptions to our operations as a result of year 2000 compliance issues. We intend to continue to monitor these issues over the next several months. If any such computer problems arise, we could experience disruptions in our wireless service or other adverse consequences to our business.

                      RISK FACTORS RELATED TO OUR INDUSTRY

OUR BUSINESS WILL NOT GROW IF USE OF THE INTERNET DOES NOT CONTINUE TO GROW.

     Our future success is substantially dependent on continued growth in the use of the Internet. Our business may be adversely affected if the number of users on the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including the cost and availability of Internet access.

     Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, we will not be able to grow our business.

OUR BUSINESS WILL NOT GROW IF THE USE OF WIRELESS SERVICES DOES NOT CONTINUE TO GROW.

     The markets for wireless services and related products are still evolving, and continued growth in demand for, and acceptance of, these services remains uncertain. Our product depends on the acceptance by consumers of wireless services and Internet-enabled devices. Current barriers to market acceptance of these services include cost, reliability, platform and distribution channel constraints, functionality and ease-of-use. We cannot be certain that these barriers will be overcome. Since the market for our wireless service is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. We cannot assure you that a sufficient volume of subscribers will demand wireless services on handheld mobile devices. If the market for wireless services grows more slowly than currently anticipated, our revenue may not grow.

CHANGES IN GOVERNMENT REGULATIONS MAY RESULT IN INCREASED EXPENSES, TAXES OR LICENSING FEES, WHICH COULD DECREASE THE DEMAND FOR OUR PRODUCT AND ADVERSELY AFFECT OUR RESULTS.

     We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to, or commerce on, the Internet. In addition, wireless modems and handheld mobile devices are subject to the regulations of the Federal Communications Commission applicable to such communications and computing devices. A number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, online content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose us to significant liabilities and additional operational requirements and may decrease the growth in the use of the Internet, which could in turn decrease the demand for our product and increase our cost of doing business.

                      RISK FACTORS RELATED TO OUR OFFERING

OUR EXISTING STOCKHOLDERS HOLD A MAJORITY OF OUR STOCK AND WILL BE ABLE TO CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     Upon completion of this offering, our executive officers, directors and
their affiliates will beneficially own, in the aggregate, approximately      %
of our outstanding capital stock. Aether Systems Inc., 3Com Ventures Inc., an affiliate of 3Com Corporation, and Omni Holdings, Inc., an affiliate of News
Corporation, will beneficially own      %,      % and      %, respectively, at
that time. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us even if our other stockholders believe that it is desirable.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between us and representatives of the underwriters, and we cannot assure you that the trading price of our common stock will not decline below the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors such as changes in accounting rules and regulations, market trends and company performance, some of which are beyond our control. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Regardless of its outcome, securities litigation may result in substantial costs and divert management's attention and resources, which could harm our business and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE BY OUR EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. In addition, such sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Upon completion of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment
option and no exercise of outstanding options or warrants after             ,
2000. Of these shares, the                shares sold in this offering are
freely tradable. The remaining 73,980,536 shares will become eligible for sale in the public market as follows, with certain exceptions that are described in the paragraph following the table:

NUMBER OF SHARES                   DATE OF AVAILABILITY FOR SALE
----------------                   -----------------------------
                    At the date of this prospectus
                    90 days after the date of this prospectus
                    180 days after the date of this prospectus, subject to
                    restrictions under the federal securities laws
                    More than 180 days after the date of this prospectus,
                    subject to restrictions under the federal securities laws

     The above table assumes the effectiveness of lock-up arrangements with the underwriters, under which our employees, directors and stockholders have agreed not to sell or otherwise dispose of their shares of common stock for a period of 180 days after the date of this prospectus. Most of the shares that will be available for sale after the 180th day after the date of this prospectus will be subject to certain volume restrictions because they are held by our affiliates. In addition, we cannot assure you that some or all of these lock-up restrictions will not be removed prior to 180 days after the date of this prospectus without prior notice by the underwriters.

WE MAY ALLOCATE THE NET PROCEEDS FROM THIS OFFERING IN WAYS THAT DIFFER FROM THOSE DESCRIBED IN THIS PROSPECTUS.

     While we intend to allocate the net proceeds of this offering to certain uses described in this prospectus under the heading "Use of Proceeds," there may be unforeseen factors or circumstances that arise which cause us to change our current allocations. Our management may decide to use the net proceeds of this offering in ways that differ from those described in this prospectus and with which you may not agree.

PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DELAY OR PREVENT A TAKEOVER OF US, EVEN IF DOING SO WOULD BENEFIT OUR STOCKHOLDERS.

     Provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - requiring two-thirds of the outstanding shares to approve amendments to some provisions of our certificate of incorporation and bylaws; and

     - prohibiting stockholder actions by written consent.

NEW INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION FROM THIS OFFERING.

     We expect that the initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, investors purchasing stock in this offering will experience an immediate dilution in the net tangible book value of the common stock of
$     per share, based on the number of outstanding shares as of             ,
2000, assuming conversion of all outstanding shares of our preferred stock into common stock on the closing of this offering. In the past, we issued options to acquire our common stock at prices significantly below the initial offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

THE TERMS OF ANY FUTURE FINANCING ARRANGEMENTS MAY RESTRICT OUR OPERATIONS.

     We may in the future enter into financing arrangements with equipment lessors, financial institutions or other lenders. These financing arrangements would likely require that we satisfy many financial covenants and could limit our ability to incur other indebtedness, pay dividends or engage in certain other types of transactions in the future. We may also be required to pledge certain assets to secure some of these financing arrangements, which would allow our lenders under those arrangements, in the event of a default, to foreclose upon the assets securing their obligations.

INVESTORS SHOULD NOT EXPECT TO RECEIVE DIVIDENDS.

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the
shares of common stock we are offering will be approximately $       million, or
$          million if the underwriters exercise their overallotment option in full. We based our estimate of our net proceeds on an assumed initial public
offering price of $       per share and deducted the underwriting discount of
approximately $       million and the estimated offering expenses of
approximately $       million payable by us.

     We plan to use the net proceeds from this offering as follows:

     - approximately $ million for sales, marketing and research and development programs, including national advertising and branding campaigns that we began in May 2000 in connection with our formal wireless service launch;

     - approximately $          million in connection with the expansion of
       Internet services and devices offered to our subscribers;

     - approximately $          million to help finance our international joint
       venture with News Corporation;

     - approximately $          million in connection with the continued
       development of our infrastructure, network and support services; and

     - the remainder for working capital and general corporate purposes.

     The actual amount of net proceeds that we spend on any particular use may change depending upon many factors, including our future subscriber growth and the amount of cash generated by our business. We also may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, although we currently have no commitments or agreements to do so.

     Until we use the net proceeds from this offering, we plan to invest those proceeds in short-term, interest-bearing, U.S. government and investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                             CORPORATE INFORMATION

     We were incorporated in Delaware in May 1999 under the corporate name AirWeb Corporation. In November 1999, we changed our corporate name to OmniSky Corporation. Our principal executive offices are located at 1001 Elwell Court, Palo Alto, California 94303 and our telephone number is (650) 969-7700. Our web site is located at http://www.omnisky.com. Information contained on our web site does not constitute part of this prospectus.

     We have trademarks pending for the OmniSky logo, OmniSky and Think it. Do it. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                 CAPITALIZATION

     The following table sets forth:

     - our actual cash, cash equivalents, restricted cash and capitalization as of March 31, 2000;

     - our pro forma capitalization after giving effect to (i) the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; (ii) the issuance in April and May 2000 of 2,550,000 shares of restricted common stock to employees at purchase prices of $1.50 and $2.30 per share in exchange for recourse notes receivable totaling approximately $4.2 million; and (iii) the issuance from April through June 2000 of 13,953,012 shares of Series C convertible preferred stock at a purchase price of $6.51 for net proceeds of approximately $83.0 million ($90.8 million less commissions and less the value of 225,000 shares sold to employees, for which the Company recorded related recourse notes receivable from stockholders totaling approximately $1.5 million), and the conversion of those shares into the same number of shares of common stock; and

     - our pro forma as adjusted capitalization to give effect to the sale of shares of common stock at an assumed initial public
       offering price of $     per share in this offering, after deducting the
       underwriting discount and estimated offering expenses payable by us.

     This table excludes the following shares:

     - 5,356,000 shares of common stock subject to outstanding options as of March 31, 2000; and

     - 6,244,000 additional shares of common stock reserved for future issuance under our stock option, director stock option and employee stock purchase plans.

                                                                          MARCH 31, 2000
                                                            ------------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL       PRO FORMA      AS ADJUSTED
                                                            ----------    -----------    -------------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                              DATA)
Cash, cash equivalents and investments....................   $ 14,090       $ 97,066        $
                                                             ========       ========        ========
Restricted cash...........................................   $    800       $    800        $    800
                                                             ========       ========        ========
Convertible preferred stock:
  Series A, $0.001 par value, 25,000,000 authorized;
     issued and outstanding: 20,219,335 actual, zero pro
     forma, and zero pro forma as adjusted................   $ 15,393       $     --        $     --
  Series A warrants.......................................        314             --              --
  Series B, $0.001 par value, 5,000,000 authorized; issued
     and outstanding: 4,319,427 actual, zero pro forma,
     and zero pro forma as adjusted.......................     19,973             --              --
  Series C; $0.001 par value, 14,500,000 shares
     authorized; zero shares issued and outstanding
     (actual, pro forma, and pro forma as adjusted).......         --             --              --
                                                             --------       --------        --------
     Total convertible preferred stock....................     35,680             --              --
                                                             --------       --------        --------
Stockholders' (deficit) equity :
  Common stock, $0.001 par value, 100,000,000 shares
     authorized; 8,400,000 actual, 73,980,536 pro forma,
     and pro forma as adjusted............................          8             74
  Additional paid-in capital..............................     11,095        135,370
  Receivable from stockholders............................       (315)        (6,000)
  Deferred stock compensation.............................     (8,755)        (8,755)
  Deficit accumulated during the development stage........    (15,515)       (15,515)
                                                             --------       --------        --------
     Total stockholders' (deficit) equity.................    (13,482)       105,174
                                                             --------       --------        --------
     Total capitalization.................................   $ 22,198       $105,174        $
                                                             ========       ========        ========

                                    DILUTION

     The pro forma net tangible book value of our common stock, on March 31, 2000 after giving effect to the conversion of all outstanding shares of our preferred stock into common stock, was approximately $100.1 million, or approximately $1.35 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding assuming (i) the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; (ii) the issuance in April and May 2000 of 2,550,000 shares of restricted common stock to employees at purchase prices of $1.50 and $2.30 per share in exchange for recourse notes receivable totaling approximately $4.2 million; and (iii) the issuance from April through June 2000 of 13,953,012 shares of Series C convertible preferred stock at a purchase price of $6.51 for net proceeds of approximately $83.0 million ($90.8 million less commissions and less the value of 225,000 shares sold to employees, for which the Company recorded related recourse notes receivable from stockholders totaling approximately $1.5 million), and the conversion of those shares into the same number of shares of common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving
effect to our sale of           shares of common stock offered by this
prospectus at an assumed initial public offering price of $     per share and
after deducting the underwriting discounts and estimated offering expenses payable by us, our net tangible book value would have been approximately
$          million, or $     per share. This represents an immediate increase in
net tangible book value of $     per share to existing stockholders and an
immediate dilution in net tangible book value of $     per share to new
investors purchasing shares of common stock in this offering. The following table illustrates this dilution.

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of March
     31, 2000...............................................  $1.35
  Increase per share attributable to new investors..........
As adjusted pro forma net tangible book value per share
  after the offering........................................
Dilution in pro forma net tangible book value per share to
  new investors.............................................           $

     This table excludes all options that will remain outstanding upon completion of this offering. As of March 31, 2000, there were options outstanding to purchase a total of 5,356,000 shares of common stock with an average exercise price of $0.58 per share. The exercise of outstanding options having an exercise price less than the offering price would increase the dilutive effect to new investors.

     The following table sets forth, as of March 31, 2000, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed
initial public offering price of $     per share, calculated before deducting
the estimated underwriting discounts and commissions and offering expenses.

                                  SHARES PURCHASED       TOTAL CONSIDERATION
                                --------------------    ----------------------    AVERAGE PRICE
                                  NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                ----------   -------    ------------   -------    -------------
Existing stockholders.........  73,980,536         %    $131,061,000         %      $   1.77
New investors.................
                                ----------    -----     ------------    -----       --------
  Total.......................                100.0%    $               100.0%      $
                                ==========    =====     ============    =====       ========

     If the underwriters' over-allotment option is exercised in full, the following will occur:

     - the number of shares of common stock held by existing stockholders will
       represent approximately   % of the total number of shares of our common
       stock outstanding after this offering, and

     - the number of shares held by new public investors will increase to
                 or approximately   % of the total number of shares of our
       common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The statement of operations data for the period from May 7, 1999 (inception) to December 31, 1999, and for the three months ended March 31, 2000, and the balance sheet data at December 31, 1999 and March 31, 2000, are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants and are included elsewhere in this prospectus. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering. Historical results are not necessarily indicative of future results.

                                                               PERIOD FROM
                                                               MAY 7, 1999
                                                              (INCEPTION) TO     THREE MONTHS
                                                               DECEMBER 31,     ENDED MARCH 31,
                                                                   1999              2000
                                                              --------------    ---------------
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................   $        --        $     1,315
Operating costs and expenses:
  Cost of revenue...........................................            --              2,853
  Engineering and development...............................         2,352              1,334
  Sales and marketing.......................................         1,978              2,261
  General and administrative................................         1,342              1,936
  Amortization of deferred stock compensation...............           660              1,237
  Depreciation and amortization.............................           619                455
                                                               -----------        -----------
Loss from operations........................................        (6,951)            (8,761)
Interest income.............................................            22                175
                                                               -----------        -----------
Net loss....................................................   $    (6,929)       $    (8,586)
                                                               ===========        ===========
Net loss per share (basic and diluted)......................            --        $    (10.61)
                                                               ===========        ===========
Weighted average shares outstanding (basic and diluted).....            --            809,615
                                                               ===========        ===========
Pro forma net loss per share basic and diluted
  (unaudited)...............................................   $     (0.31)       $     (0.18)
                                                               ===========        ===========
Shares used in calculation of pro forma net loss per share
  basic and diluted (unaudited).............................    22,147,767         48,178,355
                                                               ===========        ===========

                                                              DECEMBER 31,    MARCH 31,
                                                                  1999          2000
                                                              ------------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $ 6,767       $ 14,090
Working capital.............................................      3,501         14,758
Total assets................................................     21,445         41,846
Convertible preferred stock.................................     15,707         35,680
Total stockholders' (deficit) equity........................     (6,269)       (13,482)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with the "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We formed our company in May 1999 to develop a wireless service for handheld mobile devices. From May 1999 through April 2000, we were in a development phase, which included conducting a beta test of our wireless service. In May 2000, we formally launched our wireless service nationally.

     In December 1999, we began beta testing our wireless service. During that beta period, for a price of $299, our subscribers received:

     - a wireless modem that attaches to a Palm V handheld mobile device that is necessary for our subscribers to receive our wireless service on the Palm V device;

     - our wireless service through April 2000; and

     - a lifetime discount of 15% off of the flat monthly subscriber fee that we charge.

     At March 31, 2000, when we stopped accepting new orders for our beta test, we had approximately 5,500 subscribers for our wireless service.

     In May 2000, we formally launched our wireless service with a nationwide marketing campaign. We began shipping wireless modems on May 31, 2000 to individuals who subscribed to our service after the formal launch. At
            , 2000, we had        subscribers, including subscribers continuing
service from our beta test.

     We provide our subscribers with a comprehensive wireless service for their handheld mobile devices by offering:

     - access to a broad range of Internet content and data and the ability to manage up to six of their existing e-mail accounts and securely conduct e-commerce transactions;

     - Internet data and content that has been modified for enhanced viewing and performance on handheld mobile devices and the ability to browse virtually any web site, whether or not its content has been so modified;

     - an easy-to-use wireless Internet portal which serves as our subscribers' gateway to the Internet;

     - nationwide coverage for a fixed monthly subscriber fee; and

     - full-time customer support.

     Our subscribers currently pay us a flat monthly fee of $39.95 to receive our wireless service. In addition, to obtain our wireless service, subscribers purchase a wireless modem that we have initially priced at $299.

REVENUE RECOGNITION AND POLICIES

     Revenue and deferred revenue

     We derive revenue from providing wireless service for handheld mobile devices, from the sale of related equipment needed to receive that service, from the sale of accessories and from content.

     During our beta test, which ran from December 1999 through April 2000, we charged our subscribers a flat fee, which covered both the wireless modem and our wireless service for the duration of the beta test. In light of that pricing structure, we have recognized revenue and the related cost of revenue ratably over the beta test from the first date after the 30 day acceptance period ended for each subscriber. We recognized no revenue from the beta test in the period ended December 31, 1999 and $1.3 million in the three months ended March 31, 2000.

     Wireless service revenue consists of a flat monthly rate for unlimited, nationwide use of our service. We bill our subscribers monthly in advance and recognize revenue ratably over the service period beginning with the expiration of the customer acceptance period. We offer our subscribers an unconditional 30 day acceptance period within which they may test our service without obligation. At the end of that acceptance period, subscribers may cancel our wireless service without any cost to them. As a result, we defer revenue for the first month of a subscriber's service until the 30 day acceptance period has been completed. We record amounts billed or received in advance of revenue as deferred revenue. We currently do not require our subscribers to commit to a minimum term of service. No service revenue has been recognized through March 31, 2000.

     Equipment revenue consists of the fees we charge for the wireless modem our subscribers currently must purchase to receive our service. We recognize equipment revenue upon shipment or customer acceptance, whichever is later. No equipment revenue has been recognized through March 31, 2000.

     Content revenue, which can consist of advertising fees related to advertisements delivered through our wireless portal, sponsorships and slotting fees which we receive for positioning web sites in agreed upon locations in our wireless portal, and revenue from mobile e-commerce, which may include fees we receive from transactions that are conducted through our wireless service, such as stock trading, are recorded ratably over the service period. We anticipate that advertising, e-commerce and other content revenue will grow in importance as we begin to leverage our customer base. No content revenue has been recognized through March 31, 2000.

     Cost of revenue

     Our cost of wireless service revenue consists principally of activation fees, airtime and other costs related to our wireless service revenue and costs related to our equipment revenue.

     Our cost of wireless service revenue includes the network operations and airtime costs we incur to provide our wireless service, as well as costs related to providing technical support. We recognize each of these costs as it is incurred. We currently receive network operations support from one of our stockholders. We transmit our wireless service through the wireless data networks of several different wireless carriers. We incur activation charges when we initiate a subscriber's service with the wireless network carriers. The airtime costs we incur from those wireless network carriers are based on the volume of data and content that we transmit over their data networks to our subscribers. Our agreements with our wireless network carriers provide for a flat rate charge per subscriber for a specified amount of service. We incur additional charges from the wireless network carriers when our aggregate subscribers' usage exceeds those specified contractual limits. We permit our subscribers to use our wireless service on a nationwide basis without incurring additional charges. Our costs are lower when our subscribers use our wireless service in their home area and higher when they roam outside of that home area as we incur roaming fees from our wireless network carriers in those instances.

     Our cost of equipment revenue consists of the cost of the equipment we sell to our subscribers, which is currently only the wireless modem that our subscribers need to receive our service, shipping costs and the direct provisioning costs that we incur when we initiate service with the wireless network carriers.

STOCK SPLIT

     On April 4, 2000, we effected a two-for-one common stock split. Upon completion of our stock split, we had approximately 10,500,000 shares of common stock outstanding. The consolidated financial statements and all references to common stock contained in this prospectus give retroactive effect to that stock split.

RESULTS OF OPERATIONS

     We have a limited operating history, having formed our company in May 1999 and launched our beta test in December 1999. We began shipping wireless modems and providing wireless service to our beta test participants at the end of December 1999, but we did not recognize any revenue for the period from our inception in May 1999 through December 31, 1999.

     We have experienced cumulative losses since our inception as a result of our efforts to develop and market our wireless service. Through March 31, 2000, our cumulative net losses totaled $15.5 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. In particular, we expect our sales and marketing expenses to increase as we establish our brand and build our infrastructure. We also anticipate incurring additional expenses in connection with the launch of our service in new markets and making our service compatible with new handheld mobile devices, platforms and networks. During the beta test, we discounted the price of wireless modems in order to encourage participation, and in the future, we may choose to continue to discount the price of wireless modems for business reasons. Over time, we expect revenues from the sale of wireless modems to our subscribers as a percentage of our total revenues to decrease significantly as we concentrate our efforts on providing our wireless service to handheld mobile devices.

     We expect to experience seasonality in our business. We anticipate sales of handheld mobile devices, through which our subscribers receive our service, to be higher in the fourth fiscal quarter due to increased consumer spending patterns during the holiday season. We also expect that equipment sales may decline during the summer months because of typical decreased consumer spending patterns during this period. The timing of the sale of equipment has an impact on when we begin to generate service revenue from new customers. In addition, to the extent that we depend upon sales of handheld mobile devices to enable our subscribers to receive our wireless service, shortages in the availability of these devices or other events which affect the availability or desirability of these devices, could affect our business and revenues. These seasonal variations may lead to fluctuations in our quarterly operating results.

     All of our operations in 1999 and in the three months ended March 31, 2000 were in the United States, and we had only one operating segment.

     REVENUE

     From December 1999 through April 2000, we were conducting our beta test during which we charged our subscribers a fee of $299 for which they received a wireless modem and our wireless service from the date of purchase through April 2000. We began shipping wireless modems to our subscribers in December 1999. Because of the bundled nature of our offering during the beta test, we have recognized the combined equipment and wireless service revenue ratably from the date of our subscriber's purchase through the end of the beta test, although we deferred recognition of the first month's equipment and wireless service revenue to the completion of our 30 day acceptance period. As a result, during the period from our inception through December 31, 1999, we did not recognize any revenue. For the three months ended March 31, 2000, we recognized $1.3 million of revenue.

     COST OF REVENUE

     During our beta test, we deferred recognition of the cost of equipment revenue for any subscriber until completion of the 30 day acceptance period. We recognized those costs ratably over the beta period due to the bundled nature of our offering during that period. Since we have concluded our beta test, we recognize the cost of equipment revenue for any new subscribers upon completion of the 30 day acceptance period.

     We recognize our other cost of revenue, such as network and support costs, as they are incurred. We had no cost of revenue from our inception through December 31, 1999. Our cost of revenue for the three months ended March 31, 2000 was $2.9 million, which comprises the costs we incurred for equipment that we sold to our subscribers, our network technical support, the packaging costs for our products and other fulfillment costs.

     We expect the cost of revenue associated with our network operations center to increase as we continue to add subscribers, although we would expect these costs to decline on a per-subscriber basis as we achieve economies of scale. Our airtime costs for use of wireless data networks increase as we add new subscribers, but are expected to decrease on a per-subscriber basis as we achieve targeted subscriber levels. While we believe our flat monthly subscriber fee should cover the related airtime costs, our profitability will depend, in large part, upon controlling our cost of revenue.

     OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses include the costs we incur to acquire and retain subscribers, the operating expenses associated with our sales and marketing department and other general marketing costs. These expenses also include costs incurred in connection with media and other advertising campaigns intended to develop consumer awareness of our brand.

     Sales and marketing expenses for the period from our inception through December 31, 1999 were $2.0 million, and for the three months ended March 31, 2000 were $2.3 million, resulting principally from the costs described above plus additional internal staff costs, consultants and trade show expenses associated with the launch of the beta test. Our sales and marketing expenses for the period ended December 31, 1999 have been reduced by $0.9 million and by $0.7 million for the period ended March 31, 2000 to reflect co-marketing credits we received from our principal wireless network carrier. At March 31, 2000, we had an additional $8.4 million of co-marketing credits available to us from our principal wireless network carrier, which we can use through December 2000 to offset marketing and modem expenses.

     In May 2000, we initiated a national marketing campaign in connection with the formal launch of our wireless service. We expect to incur significant marketing expenses in the next 12 months in connection with this national campaign, which includes television, print and web advertising as well as direct mailings. Our sales and marketing expenses will continue to increase as we expand our advertising programs to increase brand awareness and as we continue to add sales and marketing personnel. Because of our limited operating history, we were required in many instances to prepay for our initial media purchases, resulting in prepaid advertising of $12.9 million at March 31, 2000. We do not expect to continue to prepay for most of our advertising in the future, although our ability to pay for advertising in arrears will likely depend on our future success and creditworthiness.

     General and Administrative. General and administrative expenses include the costs we incur for employee salaries and the related costs we incur in maintaining our executive, administrative, finance, accounting and information systems functions. General and administrative expenses also include certain of our facility costs, professional fees and recruiting costs. In addition, we include in general and administrative expenses the fees we pay to a third-party that provides us with customer care, billing and other administrative services. General and administrative expenses for the period from our inception through December 31, 1999 were $1.3 million, and for the three months ended March 31, 2000 were $1.9 million, primarily resulting from costs associated with the start-up of our business.

     We expect our general and administrative expenses to increase significantly as we continue to add new subscribers, which we expect will increase our customer care and billing costs, and as we continue to add personnel and enhanced facilities to meet the needs of our business.

     Engineering and Development. Engineering and development expenses include the salaries, fees and related costs we incur for the design and operation of our wireless service and for the continued development, operation and management of our technology.

     Engineering and development expenses for the period from our inception through December 31, 1999 were $2.4 million and $1.3 million for the three months ended March 31, 2000. The costs were higher in the period ended December 31, 1999 due to initial engineering costs paid to a third party to develop the operations center and test our service.

     We expect our engineering and development expenses to increase significantly as we continue to develop new wireless services, although we expect these expenses to decrease in the near term as many of
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the costs we incurred in 1999 and the first three months of 2000 were associated with the initial development and commercial launch of our wireless service.

     Amortization of Deferred Stock Compensation. We granted stock options and issued shares of restricted stock to certain of our officers and employees at prices subsequently deemed to be below the fair value of the underlying stock on the date of grant or issuance. Through March 31, 2000, we recorded aggregate deferred stock compensation of approximately $10.7 million, of which $0.7 million was expensed in the period ended December 31, 1999, $1.2 million was expensed in the three-month period ended March 31, 2000. The remaining $8.8 million will be expensed in future periods over what is generally a four-year vesting period. With respect to employee stock-based compensation, we are amortizing the deferred compensation expense over the vesting period using the multiple option approach.

     We estimate that our future deferred stock compensation expense from options and shares granted or issued through March 31, 2000 will be $3.9 million, $2.8 million, $1.5 million and $0.6 million for the years ended 2000, 2001, 2002 and 2003, respectively, assuming no change in the number of outstanding options or shares granted or issued at below fair value. As additional grants have been made subsequent to March 31, 2000, we expect these amounts to increase significantly.

     Depreciation and Amortization. Because we lease wireless capacity from wireless network carriers and rely on third parties to provide network operations and customer care, our expenditures on property and equipment have been relatively limited to date. As a result, depreciation and amortization expense primarily relates to amortization of licensed technology associated with the software we use to provide our wireless service.

     For the period from our inception through December 31, 1999 and the three months ended March 31, 2000, we amortized $595,000 and $379,000 of expense, respectively, for our licensed technology. For those same periods, depreciation of fixed assets was $24,000 and $76,000, respectively.

     We expect our depreciation and amortization expense to increase as we continue to grow our operations and as we acquire additional facilities and equipment to meet that growth.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through the private placement of our equity securities. These private placements included the issuance of redeemable convertible preferred stock in August 1999 and subsequent issuances of redeemable convertible preferred stock in January and April through June 2000, which resulted in aggregate net proceeds to us of approximately $29.6 million through March 31, 2000 and $112.6 million through June 9, 2000 (which includes the Series C preferred stock). At March 31, 2000, we had $14.1 million in cash and cash equivalents, and $14.8 million of working capital. At June 9, 2000, we had $87.9 million in cash, cash equivalents, investments and restricted cash. We have no outstanding indebtedness.

     CASH FLOWS FROM INCEPTION THROUGH MARCH 31, 2000

     Net cash used in operating activities was $13.1 million for the period from our inception to March 31, 2000, primarily attributable to a net loss of $15.5 million, an increase in prepaid and other current assets of $17.2 million related principally to prepaid advertising expenses, and an increase in inventories of $3.0 million related principally to our receipt of wireless modems from our manufacturer. These uses of cash were offset by depreciation and amortization (including amortization of deferred stock compensation) of $3.0 million, an increase in accounts payable of $10.1 million, an increase in accrued and other current liabilities of $3.8 million, and an increase in amounts due to an investor of $4.8 million.

     Net cash used in investing activities for the period from our inception to March 31, 2000 was $2.5 million, resulting from purchases of property and equipment and from a restricted cash deposit collateralizing a letter of credit.

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     Net cash provided by financing activities for the period from our inception to March 31, 2000 was $29.6 million, resulting from net proceeds we received from the issuance of our Series A and B redeemable convertible preferred stock and the exercise of warrants for our preferred stock.

     Our future capital requirements will depend upon many factors, including the timing of research and development efforts and expansion of our marketing efforts. We believe that the net proceeds of this offering, together with our current cash and cash equivalents, will be sufficient to meet our working capital needs, and fund our operating losses for the next 12 months. To the extent that we grow more rapidly than expected in the future, we may need additional cash to finance our operating and investing needs. Our management intends to invest the cash received from this offering in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

     CAPITAL STRUCTURE

     Our capital structure at March 31, 2000 consisted of common stock and redeemable convertible preferred stock. We had no outstanding indebtedness at March 31, 2000.

     The holders of our Series A and B preferred stock are entitled to receive noncumulative dividends at an annual rate of 8% per share when, as and if declared by our Board of Directors. No dividends have been declared through March 31, 2000. The holders of our Series A and B preferred stock are entitled to a distribution upon a liquidation or dissolution in preference to our common shareholders of $0.75 and $4.63 per share, respectively, plus any declared but unpaid dividends. The preferred stock is convertible, at the option of the holder, into common stock on a two-for-one basis, subject to adjustment for dilution. Shares of our Series A and B preferred stock will automatically convert into shares of our common stock upon the closing of this offering. Our preferred stockholders also have certain registration rights. During April and May 2000, we issued 2,550,000 shares of restricted common stock to certain of our employees at purchase prices of $1.50 and $2.30 per share and recorded related recourse notes receivable from those stockholders of $4.2 million. The notes accrue interest at a rate of 6% per year and are due in April and May 2009. Portions of those shares are subject to a right of repurchase that lapses over a 36-month period.

     From April through June 2000, we issued 13,953,012 shares of our Series C preferred stock at a purchase price of $6.51 per share for aggregate net proceeds to us of approximately $83.0 million. The terms of those shares of preferred stock are substantially the same as our Series A and B preferred stock, except for the liquidation preference and the conversion rate. Of those Series C shares, we sold 225,000 shares to some of our officers and recorded related recourse notes receivable from those stockholders of $1.5 million.

     COMMITMENTS, CAPITAL EXPENDITURES AND FUTURE FINANCING REQUIREMENTS

     As of June 1, 2000, our future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to March 31, 2000, were $8.0 million. In March 2000, we entered into an office lease, for which we provided an $800,000 letter of credit to secure our obligations that expires in 2007.

     We entered into a three-year agreement in 1999 with a company that provides us with telesales, customer care, billing and reporting and technical support services. We have minimum annual payments under that agreement of $1.65 million in 2000 and $1.8 million for each of 2001 and 2002, excluding additional subscriber-based charges of up to $0.50 per subscriber per month.

     In July 1999, we entered into an agreement to purchase 100,000 wireless modems through April 30, 2000. Through March 31, 2000, we had purchased 21,125 modems. The remaining purchase commitment under that agreement, as of March 31, 2000, was approximately $18.1 million. We have discussed and are continuing to discuss modifications to the agreement regarding delivery timetables.

     We formed a joint venture with News Corporation in April 2000 to pursue international opportunities for our business outside of the United States. Under the agreement, each party will contribute $5 million to initially fund the new joint venture. The joint venture is 50% owned by News Corporation and 50% by us.
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     In accordance with our joint venture agreement and the related equity investment in us by News Corporation, we committed to spend $30 million over the next five years for advertising with News Corporation's affiliates in the United States.

     Our future capital requirements will depend on a variety of factors, including market acceptance of our wireless service, the resources we devote to develop, market, sell and support our current and future service offerings, whether handheld mobile devices on which our wireless service operates become available through other sources or whether we need to develop and market them ourselves and a myriad of other factors. We expect to devote substantial capital resources:

     - for our marketing and branding efforts;

     - for customer support;

     - to hire and expand our engineering, sales and marketing and finance and accounting organizations;

     - to further develop our wireless service offerings;

     - to expand our wireless services to new handheld mobile devices, platforms, networks and markets;

     - to expand our operations internationally; and

     - for general corporate purposes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133, as amended, will be effective for fiscal quarters or years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that we have complied with the guidance of SAB 101.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of Opinion No. 25 for the definition of employee for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. We believe that FIN 44 will not have a material effect on our financial position or results of operations.

     In various areas, including revenue recognition and other Internet-related issues, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretive guidance relating to SAB 101, and the FASB's Emerging Issues Task Force continues to address revenue and other Internet-related accounting issues. We believe that we are in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact our accounting for our operations.

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                                    BUSINESS

     We provide our subscribers with a comprehensive wireless service for their handheld mobile devices by offering:

     - access to a broad range of Internet content and data and the ability to manage up to six of their existing e-mail accounts and securely conduct e-commerce transactions;

     - Internet data and content that has been modified for enhanced viewing and performance on handheld mobile devices and the ability to browse virtually any web site, whether or not its content has been so modified;

     - an easy-to-use wireless Internet portal which serves as our subscribers' gateway to the Internet;

     - nationwide coverage for a fixed monthly subscriber fee; and

     - full-time customer support.

THE MARKET OPPORTUNITY

     Internet usage has become an integral part of daily life for many people, for both personal and professional purposes. Today, the principal method for accessing the Internet, sending e-mails and managing personal data remains the desktop computer. With individuals becomingly increasingly mobile, we believe that a wireless service offering users access to the Internet or a corporate intranet throughout the day, regardless of location, satisfies a growing need for many people. We believe that a simple-to-use, integrated service that offers a comprehensive Internet experience on a mobile basis is the key to making the wireless experience useful, rewarding and productive.

     INTERNET USAGE HAS BECOME AN INCREASINGLY IMPORTANT PART OF EVERYDAY LIFE.

     Internet and e-mail usage has grown significantly. In recent years, the Internet has experienced a rapid increase in the number of individual users. Technology and communications research firm IDC estimates there were approximately 240 million Internet users worldwide at the end of 1999, and projects that number to increase to more than 602 million users by the end of 2003. In addition, the Internet and corporate intranets have emerged as important channels for exchanging data and information and for daily communication, particularly through e-mail. According to IDC, there were approximately 315 million e-mail boxes worldwide as of July 1999, with this number expected to grow to over 750 million e-mail boxes by the end of 2005. As an indication of the growing importance of e-mail and the increasing reliance many people place on e-mails in their personal and professional lives, IDC estimated that 1.4 trillion e-mails were sent in 1999 and forecasts this number will grow to 4.8 trillion in 2003. With such significant growth in the number of e-mail messages being sent, we believe that demand for real-time e-mail access anywhere and at anytime will increase.

     Internet content continues to increase and e-commerce has become increasingly common. Publishing and distributing content and information on the Internet is generally considered less costly than traditional publishing and distribution methods. As a result, the growth of Internet-based content and information, including online magazines, news feeds and computer games, as well as product, educational, entertainment and political information, has been extraordinary over the past several years. The Internet has also created new opportunities for many companies to advertise and promote their products and services in a more targeted and interactive manner than had previously been possible. With the emergence of the Internet as a global, interactive medium, many individuals and companies that had traditionally conducted commercial transactions in person, through the mail or over the telephone, have increasingly looked to conduct their business electronically over the Internet, a type of commercial practice which is commonly referred to as e-commerce. E-commerce includes many types of commercial transactions that are conducted over the Internet, including trading securities, buying goods and services and paying bills. We expect that e-commerce transactions will continue to proliferate as more individuals gain access to the Internet, as the cost of Internet access decreases and as security concerns associated with transacting

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business over the Internet are mitigated. According to IDC, Internet users worldwide were expected to purchase more than $130 billion in goods and services electronically in 1999, with that number increasing to $1.6 trillion in 2003.

     WORLDWIDE DEMAND FOR MOBILE CONNECTIVITY CONTINUES TO GROW RAPIDLY.

     Increasing usage of wireless communications. Individuals are increasingly using wireless communications devices to provide them with convenient and constant access to information whenever they are away from their home or office. IDC estimates that in 1998 there were 303 million worldwide cellular and personal communications systems subscribers, and IDC expects that number to increase to approximately 1.1 billion in 2003. According to The Yankee Group, a market research firm, the number of mobile users is expected to exceed 1 billion by 2003 with approximately 60% capable of wireless Internet access.

     Increasing usage of handheld mobile devices and demand for wireless data. There has been, and we expect there will continue to be, a rapid adoption by many individuals of handheld mobile devices, such as those produced by Palm, Handspring and Hewlett-Packard, to remotely access and manage personal and business information. According to IDC, worldwide sales of personal handheld mobile devices are expected to increase from approximately 8.3 million units per year in 1999 to approximately 35.5 million units per year in 2003. We believe that this continuing growth will be fueled, among other things, by the increasing dependence of many people on information stored or accessible through their handheld mobile devices, their desire to conveniently and remotely access personal and business information wherever they may be located, and by continuing technological innovations, including improved wireless connectivity and increased storage and performance characteristics.

     In areas in which wireless services are widely available, individuals have shown significant interest in receiving those services. In Japan, for instance, NTT DoCoMo, the wireless affiliate of Nippon Telegraph and Telephone, Japan's largest telecommunications company, offers a wireless data service through its mobile telephone. NTT DoCoMo reported that it had more than 7.2 million users of its wireless service as of June 4, 2000, having only launched the service a year earlier in February 1999.

     WE ANTICIPATE THE CONTINUING CONVERGENCE OF WIRELESS COMMUNICATIONS SERVICES AND THE INTERNET.

     Benefits of mobile connectivity. Wireless services will enable Internet access, e-mail messaging, e-commerce transactions and information updates 24 hours a day, seven days a week without regard to the location of the mobile user. It is also expected that service providers will eventually be able to provide users of handheld mobile devices with location-specific information, such as mapping, directions, movie and theater listings, restaurants, weather, shopping and personal banking services. We believe that this ability to customize information and deliver it when and where it is needed will provide wireless data users with a highly-valued user experience.

     Need for a service that helps navigate wireless content. When the Internet was just starting, content was typically made available to users through decentralized and independent providers, making it difficult for users to easily locate information by context, subject matter or other easily searchable characteristics. To address these problems, a number of search tools were developed. Internet directories and search engines like Yahoo!, which organize listings of web sites into predetermined subject areas and offer users the ability to search Internet sites based upon the user's query, have proliferated in an attempt to make the Internet experience more valuable and productive.

     Similar navigational tools are needed to make the wireless data experience one which users will find useful, rewarding and productive. We believe that wireless Internet users will seek content directories and search methods that are adapted specifically for use on handheld mobile devices, yet are similar to the ones that they have grown familiar with from their personal computer Internet experience.

     Need for a wireless service that offers access to a broad range of content for use on handheld mobile devices. The Internet has become an increasingly important part of daily life because of the broad range of content and data available to end-users. To be successful, we believe that a wireless service must

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

provide the mobile user with access to nearly the same broad range of Internet data and content that is available on the personal computer.

     Most of the content and data available on the Internet today was created for use and viewing on large computer monitors and is not easily or effectively used or viewed on the relatively small display screens of most handheld mobile devices. Several companies and technologies have recently emerged that enable content providers to modify their Internet content and data for enhanced use and viewing on handheld mobile devices; this process has recently become known as "optimizing" the Internet content and data for use on handheld mobile devices. While we expect that the number of companies optimizing their content and data for wireless services will continue to grow, the overwhelming majority of web sites have not yet optimized their content and data for viewing or use on handheld mobile devices. We believe, therefore, that people seeking a wireless Internet experience will migrate towards a wireless service, which allows them to navigate optimized content and data from popular web sites and to visit virtually any web site whether or not that content has been optimized.

     OBSTACLES TO OVERCOME IN THE WIRELESS DATA MARKET

     We believe that the market for wireless services is significant, with tremendous potential for continuing growth. There are several factors, however, that we believe have adversely affected the evolution of this market so far, including:

     - limited choice and availability of Internet content and data optimized for use and viewing on handheld mobile devices;

     - complex user interfaces and system configurations;

     - high and unpredictable costs associated with using wireless data networks, including roaming charges that are typically assessed when users are outside of their home area;

     - limited coverage areas and disparate wireless networks that do not always work well together, leading to disconnections and other service problems, including security and privacy concerns; and

     - the number of wireless service providers that offer various limited types of service -- for example, certain services offer just e-mail messaging, other services provide just Internet access without the benefit of optimizing the content while others provide a service without the benefit of a portal designed specifically for use with a handheld mobile device that enhances a mobile user's ability to navigate the Internet wirelessly.

THE OMNISKY SOLUTION

     We provide a comprehensive wireless service that enables our subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions on handheld mobile devices. We integrate and, in some cases develop by ourselves or with others, the technologies, user interfaces and support systems that are necessary to offer a service that is easy-to-use, cost-effective and reliable. We believe that we offer our subscribers the following benefits:

     ACCESS TO OPTIMIZED AND OTHER INTERNET CONTENT, E-MAIL MESSAGING AND E-COMMERCE. Our subscribers have the ability over their handheld mobile devices to access a broad range of Internet content and data, access and manage up to six of their existing e-mail accounts and securely conduct e-commerce transactions. Our subscribers have access to Internet data and content in a format that is modified for viewing and performance on the small display screens of handheld mobile devices. We receive that content from more than 1,000 links to popular data sources and content providers, including CNBC, eBay, ESPN, E*Trade, Ticketmaster, Fox Sports and Yahoo!. Beyond the Internet content that we provide, we also offer our subscribers the ability to browse the web and visit virtually any web site, whether or not the content has been optimized.

     EASY-TO-USE WIRELESS PORTAL. We have designed an easy-to-use wireless Internet portal for use on handheld mobile devices. Our wireless portal is designed to emulate the web surfing experience found on
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the desktop computer, providing our subscribers with an environment with which they are familiar and comfortable. Our subscribers have access to the Internet and their e-mail messages through point-and-click icons and descriptive graphics. Our easy-to-use Internet directory enables our users to search through a wide variety of content and data within 11 principal interest-area categories, including finance, travel, entertainment and sports. We also enable users to search the Internet through text-based searching. To further enhance our subscribers' experience, we enable them to customize their use of our portal to access their favorite content more quickly and easily.

     NATIONWIDE COVERAGE AT A FLAT MONTHLY RATE. We provide our subscribers with a nationwide wireless service, 24 hours a day, seven days a week with unlimited access, for a fixed monthly subscriber fee. We do not impose roaming charges in the United States on our subscribers, which are charges that many cellular telephone companies have typically imposed on their users if they travel outside of their home region. We are able to offer a flat rate throughout the United States through our arrangements with leading national wireless network carriers, including AT&T Wireless Services and Verizon Wireless. We believe that our flat rate pricing structure offers our subscribers a cost-effective pricing plan that is similar to the simple, one-rate pricing plan that they are likely to be familiar with from their land-line Internet access service and wireless telephone service plans.

     HIGH QUALITY CUSTOMER SERVICE. We believe that customer support is critical to attracting and retaining our subscribers, especially in a business and industry that is relatively new. Our customer service representatives are available either through a toll free telephone number or by e-mail, which means that our subscribers can also receive customer support through their handheld mobile devices wherever they may be. We also post answers to frequently asked questions and related information on our web site. We have outsourced portions of our customer care to a leading customer service and billing company. We believe that this enables us to manage our growth effectively, grow our business quickly to meet increased demand and ensure that we do not sacrifice customer service quality.

     COMPATIBILITY WITH VARIOUS HANDHELD MOBILE DEVICES, WIRELESS NETWORKS AND OPERATING SYSTEMS. While we currently provide service only for the Palm V handheld mobile device, we are also working with other handheld mobile device manufacturers to make our wireless service compatible with their devices. We intend to offer a wireless service that is compatible with many different types of handheld mobile devices, various wireless network systems and operating systems. We believe that this approach will increase the market acceptance and penetration of our wireless service. Some of these handheld mobile device manufacturers include Handspring, which licenses the Palm operating system, and Hewlett-Packard, which licenses the Microsoft Pocket PC operating system. We also believe we have designed our wireless service to be easily adaptable to evolving wireless networks. We currently support the wireless network technology known as cellular digital packet data, or CDPD, which is used by AT&T Wireless Services and Verizon Wireless, the two largest wireless carriers in the United States. In the future, we intend to support other wireless network technologies, such as code division multiple access, or CDMA, global system for mobile communications, or GSM, general packet radio service, or GPRS and enhanced data rates for global evolution, or EDGE. Our wireless service is also compatible with the operating systems on which most content is located and on which most computer applications run, including Microsoft Windows NT, UNIX and Linux.

     SECURE E-COMMERCE PLATFORM. We designed our wireless service to provide a secure environment for e-commerce. The network operations center through which we manage and operate our wireless service provides a high-security physical link between the data feeds sent and received by our subscribers, the wireless carrier network over which our information is transmitted and the data feeds and systems of our content providers.

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OUR STRATEGY

     Our mission is to become the leading global provider of wireless service to users of handheld mobile devices. To achieve our objective, we intend to:

     ESTABLISH AND MARKET THE OMNISKY BRAND. We believe that establishing brand awareness is critical to attracting and retaining subscribers, content providers, e-commerce companies and advertisers to our wireless service. Maintaining and enhancing our brand name, both domestically and internationally, will be increasingly important as greater numbers of consumers look to wireless data as a key source of information and commercial activity. We believe our television commercials, print ads, online advertising and direct mailings convey an image that our wireless service is fun, dynamic and compelling. We believe that our branding strategy will enhance the general awareness of our wireless service, help distinguish us from our competitors and ultimately increase our subscriber base.

     CONTINUE TO ENHANCE OUR WIRELESS SERVICE OFFERINGS. We intend to continue to enhance the features and functionality of our wireless service. Since we began our beta test in December 1999, we have continually sought to enhance our wireless portal, increase the customization options available to our subscribers, add more optimized data and content to our wireless service and continue to simplify the software installation and provisioning process. Over time, we also plan to extend our wireless service to allow our subscribers to access their corporate intranets and remotely synchronize information on their handheld mobile devices with their desktop computers and web-based applications. We will also continue to seek to incorporate new technologies and e-commerce opportunities as they become available.

     USE OUR PORTAL TO GENERATE ADDITIONAL REVENUES. While we initially expect to generate the majority of our revenues from our fixed monthly subscription fees, we believe that significant opportunities exist for us to derive additional revenues from advertising in our portal and from fees generated by e-commerce transactions that are conducted through our wireless service. By placing their advertisements in certain interest-specific channels within our portal, advertisers may target their messages to specific, self-selected audiences. We also intend to leverage our subscriber base by selling advertising positions in our wireless service to various content providers. With respect to e-commerce transactions that are conducted through our wireless service, we intend to collect a percentage of the revenues generated from those transactions. Many of our advertisers have already agreed to pay for preferred placement within our portal and to share revenue generated from online transactions.

     EXPAND OUR WIRELESS SERVICE INTERNATIONALLY. We generally expect to accomplish our international objectives through joint ventures, partnerships and other relationships with companies that already have an international presence. Toward that end, we recently entered into a joint venture with News Corporation, one of the world's leading media companies, to expand our wireless service internationally. We expect our joint venture to enable us to benefit from the extensive international reach of News Corporation and its significant content and distribution channels. We believe that our joint venture will help accelerate the international rollout of our wireless service.

     We intend over time to allow our subscribers to use our wireless service within the United States and internationally in a seamless fashion, much in the same manner that users of wireless telephones are able to roam within the United States from one wireless carrier's network to another carrier's network without disrupting their service. In each international market that we enter, we also intend to adapt our wireless service to meet the local needs of our subscribers. This will require that we provide local language customer support, local content and region-specific marketing and e-commerce opportunities that are of interest to the local communities in which we operate.

     FURTHER DEVELOP OUR SALES AND DISTRIBUTION CHANNELS. We currently sell our wireless services through our web site, a toll-free telephone service center and selected retailers. We intend to extend our sales reach by pursuing agreements with additional retail outlets, including stores operated by wireless telecommunications carriers and selected computer stores. As we begin to sell our wireless services through additional retail outlets, we intend to provide training and ongoing support to sales representatives in these stores so that they are familiar with the features and functionality of our wireless service.

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     PURSUE SELECTED ACQUISITIONS. We intend to supplement our internal growth through selected acquisitions of businesses or technologies that will enable us to increase our subscriber base and enhance our wireless service offerings. Acquisition candidates may include information technology companies with specific engineering knowledge, companies that will enable us to enter new markets or companies that provide services that we do not currently offer. We do not currently have any acquisitions pending.

OUR WIRELESS SERVICE

     We offer a wireless service that enables our subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions over handheld mobile devices. We currently offer our subscribers the following services:

     ENHANCED WIRELESS INTERNET ACCESS THROUGH OUR PORTAL. Our subscribers have the ability to access a substantial amount of the information and applications available on the Internet, including selected e-commerce sites. Our subscribers can:

     - access and search Internet content from more than 1,000 links to popular data sources and content providers, which has been optimized for use and viewing on handheld mobile devices;

     - access virtually any web site, whether or not it has been optimized for use and viewing on handheld mobile devices, by entering its web address;

     - customize their use of our portal to access their favorite content more quickly and easily; and

     - purchase products and services and engage in other e-commerce transactions in a secure manner.

     We have arranged information in our portal under the following subject matters for the convenience of our subscribers:

    ----------------------------------------------------------------------------------------------------------
     FINANCE                  TRAVEL                    SHOPPING                  REFERENCE
     Stocks/Trading           Flights                   Books                     Directories
     Financial News           Hotels & Car Rentals      Music/Video               Advice
                              Directions & Traffic      Electronics               Reviews
                              Weather                   Computers                 Travel Reference
     NEWS                     Reference                 Toys
     World News                                         Gifts
     U.S. News                                          Auctions                  COMMUNICATIONS
     Financial News           SPORTS                    Travel                    Instant Messaging
     Technology News          Sports News               Assistance                Greeting Cards
     Sports News              Outdoor/Fitness                                     Facsimile
     Entertainment News                                                           Mobile Files
                                                        ENTERTAINMENT
                              PORTALS                   Dining
     LOCAL                    Branded Portals           Movies
     Dining                                             Events
     Movies                                             News
     Events                   LIVING                    Fun
     Directions/Traffic       Advice
     Weather                  Arts & Leisure
     Shopping                 Culinary
                              Health
                              Parenting
                              Special Interest
    ----------------------------------------------------------------------------------------------------------

     OPTIMIZED WIRELESS CONTENT. Our content relationships generally fall into two broad categories: relationships with companies that provide us with their own proprietary content and relationships with companies that aggregate content from a multitude of sources.

     Direct content relationships. We receive content, which we believe would be of interest to our subscribers, directly from a wide variety of companies. Our agreements with these content providers generally contain some of the following terms:

     - one-time slotting fee which the content provider pays us for positioning its content in a certain location in our portal;

     - revenue sharing between us and the content provider for all transactions that are originated through our wireless service;

     - payments to us for any new customers that one of our content providers may generate, e.g. a paid subscription to a content provider's premium services or an account opened with an online broker; and

     - co-marketing arrangements and commitments to promote our wireless service and that of the content provider.

     We deliver content directly from the following providers:

----------------------------------------------------------------------------------------
 ABC News                 Excite                          Salon.com
 American Airlines        Fidelity                        Shadowpack
 Ameritrade               FitForAll                       SNAZ
 Barnes & Noble.com       Fodor's                         The Sporting News
 BarPoint                 Forbes                          The Economist
 Big Charts               Fox Sports                      The Motley Fool
 BizTravel                Fox News                        The Industry Standard
 Brittanica               Frommers                        The Street.com
 Business Thinkers        Go.com                          Theatre.com
 Buy.com                  Google.com                      TicketMaster
 Camden's                 Homes.com                       TrailWorks
 CBS Marketwatch          Launch.com                      Travelocity
 CitySearch               MapBlast                        TV Guide.com
 CNBC                     MapQuest                        United Airlines
 CNET.com                 Mercata                         USA Today
 Deja.com                 Merriam-Webster                 Vicinity
 DLJ Direct               Moviefone                       Vvault
 DrinkBoy                 MSNBC                           Weather.com
 Ebay                     MyDocs                          Women.com
 Efax                     MySimon                         WSJ.com
 ESPN                     NY Times.com                    Yahoo!
 Etak                     Ontheroad.com                   Yodlee
 Etrade                   RestaurantRow                   Zdnet
----------------------------------------------------------------------------------------

     Content aggregators. We also receive access to popular data and content from several different content aggregators. These content aggregators generally relieve us of some of the significant time and effort it would take for us to coordinate and collect content feeds from many different sources and, therefore, make it more efficient for us to distribute content to our subscribers. For example, Screaming Media provides us with content from more than 40 different sources, including Business Wire, Edgar Online and PR Newswire. As new content and services become available from content aggregators, they are automatically made available to our subscribers.

     E-MAIL. Our e-mail service lets our subscribers remotely manage their e-mail accounts. With this service, our subscribers can:

     - send, receive and remotely manage e-mail from up to six existing accounts -- as an example, this allows our subscribers to access a personal e-mail account used on a home computer and a business e-mail account maintained at the office;

     - download the sender's name, subject header and the first 500 characters of the e-mail message for quick scanning -- this allows our subscribers to quickly review and prioritize their e-mails when "on the go, "without the need for downloading and reviewing the entire e-mail;

     - reply to an e-mail or compose a new message either by using one of the prepared messages included in our wireless service or by creating a new message;

     - receive an alert that new messages have arrived by an indicator light on the wireless modem -- this allows our subscribers to avoid the constant need to go online to see whether new e-mails have been received; and

     - forward large e-mail attachments to fax machines or personal computers with Internet access for easy reading and downloading.

     PERSONAL DATA MANAGEMENT. Our subscribers can save information that they have obtained from a search of the yellow or white pages directly into the address book of their handheld mobile device and in the future will be able to obtain directions to an address by clicking on an icon on the screen of their handheld mobile device.

     FUTURE SERVICE OFFERINGS. Over time, we plan to extend our wireless service to include additional functions and features that we believe will be particularly useful to our subscribers. These functions are expected to include:

     Corporate intranets. We intend to enable our subscribers to access their corporate intranets. This will allow our subscribers to access any information that companies or organizations may want to offer their employees or associates remotely, such as sales force automation, calendars and contact lists;

     Enhanced abilities to customize our portal. We intend to further enhance the ability of our subscribers to customize and use our portal in a manner that best suits their personal needs;

     Data synchronization. We intend to enable our subscribers to wirelessly synchronize data that they may have downloaded or obtained on their handheld mobile devices with their desktop computers, including such features as calendar synchronization. We believe that this feature will allow for a more seamless integration of the desktop computer and the handheld mobile device; and

     Personal data management. We intend to enable our subscribers to use Internet-enabled versions of the following applications on their handheld mobile devices: Palm Address Book, DateBook, To Do List and Memo Pad. For example, we intend to allow our subscribers to retrieve data from the Internet, such as a travel itinerary, and download it into their calendar on their handheld mobile device by clicking on an icon.

CUSTOMERS

     We began preliminary, or beta, testing of our wireless service in December 1999 and stopped accepting new beta orders on March 31, 2000 with approximately 5,500 subscribers. During our beta test, our wireless service was selected as the best software/service for wireless data in 2000 by Mobile Insights, Inc., a leading information source for the mobile computing and data communications market. We formally launched our wireless service nationally in May 2000. On
            , 2000, we had           subscribers.

MARKETING AND SALES

     We market and advertise our service to increase public awareness of the availability of our wireless service, to establish brand recognition and to generate sales opportunities.

     MARKETING. Concurrent with the formal launch of our wireless service, we initiated television, print, Internet and direct mail advertising campaigns. We will continue seeking to expand our subscriber base, enhance product awareness and build our OmniSky brand through mass media advertising, direct marketing and online advertising. We intend to use a portion of the proceeds from this offering to advance our marketing programs.

     We are investing in programs and practices that we believe will help to minimize subscriber turnover, or churn, and establish our reputation for superior customer service. These programs and practices include:

     - the development of customer databases to help us track the needs of our subscribers;

     - ongoing communications, through newsletters and other means, with our subscribers; and

     - reward programs for sales generated by customer referrals.

     SALES. We sell our wireless services through our web site, a toll-free telephone service center and selected retailers. We intend to extend our sales reach by pursuing agreements with additional retail outlets, including stores operated by wireless telecommunications carriers and selected computer stores. We intend to provide outlets with ongoing training, merchandising and marketing support designed to drive traffic and sales to these outlets. Through our web site, new and potential subscribers can access sales, support and technical materials about our wireless service.

SERVICE AND SUPPORT RELATIONSHIPS

     We believe that strengthening our relationships with wireless network providers, content providers and software developers is one of the keys to our ability to provide our subscribers with a comprehensive wireless Internet experience.

     WIRELESS CARRIERS. AT&T Wireless Services is the primary wireless network communications carrier for our service in the United States and also provides support to us in the form of joint marketing arrangements. To ensure nationwide coverage of our wireless service and for redundancy purposes, we also have relationships with other wireless carriers, including Verizon Wireless and SBC Communications. These carriers provide our subscribers with wireless access across their networks and enable us to provide our subscribers with wireless service in areas not covered by AT&T Wireless' network. During the second half of 2000, we also intend to begin selling our service through domestic AT&T Wireless and Verizon Wireless retail stores and are currently engaged in discussions regarding both relationships. At March 31, 2000, we had $8.4 million of co-marketing credits available to us from our principal wireless network carrier, which we can use through December 2000 to offset marketing and modem expenses.

     SOFTWARE PROVIDERS. We use software from many sources, including customized and non-customized software applications. Two of the more important software providers for our wireless service are the following:

     Palm. Palm, Inc., a subsidiary of 3Com Corporation, manufactures the handheld mobile devices commonly referred to as Palm devices. We currently provide wireless service for the Palm V device. We have a non-exclusive license to use Palm's operating system and its web clipping technology.

     Aether Systems. Aether develops software and services for corporations seeking to make wireless data available to mobile workers and consumers. We have a non-exclusive license to use Aether's wireless gateway middleware that supports our content access and transactions. Together with Aether, we have jointly developed and continue to enhance a technology that allows web sites that are not optimized for use and viewing on handheld mobile devices to be converted and viewed on the limited screen size of handheld mobile devices. We have also entered into a reseller arrangement with Aether that allows Aether to bundle our wireless services, for a fixed fee per subscriber, to Aether's customers.

BUSINESS OPERATIONS

     CUSTOMER SERVICE. We believe that high quality customer service and support are critical to attracting and retaining our subscribers. We have engaged a nationally recognized customer service company to provide customer support for our subscribers. This company provides us with over 70 dedicated customer service representatives providing customer and technical support every day of the week. We spend a significant amount of time training this customer service team to respond quickly and efficiently to inquiries and repair requests. In addition to seeking help through our toll-free call center, subscribers can e-mail questions directly to our technical support staff or seek solutions through information and tutorials available on our web site.

     PRODUCT PROVISIONING. We currently take orders either through our call center, our web site or selected retailers. Once received, a new subscriber's order is forwarded to our wireless fulfillment partner. That entity assigns an Internet protocol address to our subscriber's handheld mobile device from one of our wireless network carriers, based on the location of our subscriber. Our fulfillment partner then activates the address with the wireless network carrier and ships the modem directly to our subscriber. Once our new subscriber receives the modem and downloads the necessary software from a CD-ROM that we provide onto their handheld mobile device, our wireless service is ready for use.

     BILLING. We have outsourced our billing operations to a third party. We believe that this arrangement will allow us to rapidly grow our business without dedicating significant internal resources to the creation and maintenance of complicated billing systems. We bill our subscribers monthly, in advance of service, and charge our fees to our subscribers' credit cards. We also bill our subscribers for the purchase of their modems in the same way. We believe that advance billing for our wireless service reduces churn, lowers bad debt expense and increases cash flow.

SYSTEMS AND TECHNOLOGY

     NETWORK OPERATIONS CENTER. We currently outsource our network operations to Aether Systems, which is located in Owings Mills, Maryland. From the Aether network operations center, we maintain high speed data transmission lines, known as T-1 connections, to the Internet, our content providers, third party vendors and the wireless network carriers that we use. The operations center is equipped with Cisco and Hewlett-Packard networking equipment, Sun Sparc UNIX servers and high-end clustered Microsoft Windows NT servers. The center is staffed and monitored 24 hours a day, seven days a week and is equipped with backup power supplies, including diesel-powered generators that are tested and serviced regularly.

     To help ensure that we provide our subscribers with high availability of service, we have a back-up operations center in Palo Alto, California. At our back-up center, we are able to monitor, in real-time, as if we were physically located at Aether's network center, the entire network system, including our connections to the Internet, our content providers, third party vendors and our wireless network carriers. As our subscriber base grows, we intend to acquire additional data center capacity to ensure continued high quality service.

     WIRELESS NETWORKS. Through our arrangements with wireless network carriers, we are able to provide our subscribers with wireless service throughout the United States. We purchase wireless network capacity for our service through a number of wireless carriers, including AT&T Wireless Services and Verizon Wireless.

     WIRELESS MODEM MANUFACTURER. We have an agreement with Novatel Corporation to provide a wireless modem for our service. Novatel's Minstrel wireless modem was specifically designed for use with the Palm V handheld mobile device and our wireless service. Under our agreement with Novatel, we have a right to acquire the first 100,000 wireless modems built by Novatel for the Palm V device. After we acquire those 100,000 modems, the wireless modems may be marketed and sold directly by Novatel to third parties. We are also in discussions with Novatel to build wireless modems for other handheld mobile devices.

     OUR PROPRIETARY E-COMMERCE SYSTEM. By combining third-party and internally developed software, we have developed a proprietary e-commerce system for providing information to, and taking Internet-based orders from, our subscribers in a secure manner. Our system runs on scalable, redundant servers that we own and have located in a third-party co-location facility.

     INTELLECTUAL PROPERTY. We use intellectual property from many sources, including software vendors, wireless network carriers and others with whom we work in providing our wireless service. Much of the intellectual property that we use in the day-to-day operation of our business, however, consists of trade secrets and know-how that our management and employees have developed over the years. We believe that our knowledge base of the Internet, wireless and handheld mobile device industries is one of our principal competitive advantages.

     We have also developed certain proprietary technology that we believe enhances the nature of the wireless service that we provide to our subscribers.

     OUR WIRELESS INTERNET PORTAL

     Navigation tools. Our wireless Internet portal uses a proprietary tree-based navigational system, which resides on each subscriber's handheld mobile device. With our navigational system, our subscribers simply tap on one of our easily understood icons, or descriptive graphics, to immediately access Internet content, e-mail messages or visit virtually any web site.

     Content updates. We maintain our content categories and information listings in our data center, which allows for constant and centralized updating of information for our subscribers. Our subscribers can update the content on their handheld mobile devices when they synchronize their devices with their desktop computer. Our system enables our subscribers to maintain constant access to the latest list of content channels without having to incur long download times.

     SERVER ENHANCEMENTS

     Optimizing data. Handheld mobile devices that use the Palm operating system employ a special software that is called a "web clipping" system. With the web clipping system, Internet content is compressed at a server for display on a handheld mobile device. We have enhanced this system with a third-party data-optimization package that enables us to reduce the system's bandwidth usage and, by doing that, make response times faster on our subscribers' handheld mobile devices.

     Bookmarking content. We have developed a technology, which allows any Internet content retrieved from our data centers to be dynamically bookmarked for easy access at a later time. This allows our subscribers to customize our portal for their individual use so that they can more quickly and easily access Internet content that is most important to them.

     E-mail gateway. We have also developed a highly efficient e-mail gateway for use on our subscribers' handheld mobile devices. Our e-mail gateway allows our subscribers to retrieve the critical elements of their e-mail, such as the sender's name, a subject header and the first 500 characters of the e-mail message, without the long download times commonly associated with large messages. Our gateway also allows our subscribers to forward attachments to a fax machine or to another e-mail account.

INTERNATIONAL JOINT VENTURE

     We formed a joint venture with News Corporation in April 2000 to pursue international opportunities for our business outside of the United States. We and News Corporation each have a 50% ownership interest in the joint venture and equal representation on its board of directors. Under the terms of the joint venture agreement, the initial funding of the joint venture will consist of cash contributions of $5 million from each of News Corporation and us. In addition, we have agreed to provide the joint venture with use of our technology and know-how without charge to allow the joint venture to develop its business, and News Corporation has agreed to provide the joint venture with content at preferred rates. We are entitled to appoint the chief executive officer, while News Corporation is entitled to appoint the chief financial officer of the joint venture. Neither party to the joint venture is obligated to provide any further funding to the joint venture nor is either party permitted to dispose of its interest in the joint venture without the consent of the other party. The terms of the joint venture do not impose any exclusivity obligations on either us or News Corporation, so that if we or News Corporation determine in good faith that it would be inappropriate to conduct business in any particular market through the joint venture, then either party is permitted to conduct business in that market independent of the joint venture. We committed to spend $30 million over the next five years for advertising with News Corporation's affiliates in the United States.

COMPETITION

     The market for wireless Internet and data services is becoming increasingly competitive. The adoption of open industry standards in the wireless data communications market may make it easier for new market entrants and existing competitors to introduce services that compete against ours. We developed our wireless service using mostly standard industry development tools. Many of our agreements with wireless network carriers, handheld mobile device manufacturers and content providers are non-exclusive. Our competitors, therefore, may use many of the same products and services in competition with us. Given time and capital, competitors could provide services which are similar in nature to our wireless service.

     We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our wireless service. Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Many of these companies may also have greater name recognition and more established relationships with our target subscribers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

     Some of our competitors could include companies with whom we work today in providing our wireless service. At some point in the future, some of these companies could decide to provide a wireless service similar, and in competition with, ours.

     Some of these competitors are, or could in the future include:

     - wireless Internet service providers, such as Palm.net, a service provided by Palm, Inc. and GoAmerica;

     - mobile portals like NTT DoCoMo's iMode;

     - wireless application service providers like 724 Solutions, Dynamic Mobile Data, Saraide (recently acquired by InfoSpace), and Wireless Knowledge, a joint venture of Microsoft and Qualcomm;

     - mobile data management and communications software providers like AvantGo! and Phone.com;

     - handheld mobile device manufacturers, such as Research in Motion;

     - wireless network carriers like AT&T Wireless Services and Verizon
       Wireless;

     - traditional Internet service providers like America Online (which has signed an agreement to merge with Time Warner Inc.), EarthLink and Prodigy; and

     - web portals such as Yahoo!, Excite and Lycos.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with to provide airtime are subject to regulation by the Federal Communications Commission, or FCC. To the extent that the FCC introduces new regulations that affect any of our wireless carriers in any way, or if new interpretations of existing FCC regulations occur through administrative or court proceedings that affect any of our wireless carriers, we could also be derivatively affected by those changes. We could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers that transmit our wireless service. Changes in these regulations could also create uncertainty in the marketplace that could reduce demand for our wireless services or increase the cost of doing business.

     We currently do not collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states in which we have offices and are required by law to do so. We continually monitor the laws and regulations of the jurisdictions in which we conduct business to assess whether we are required to collect sales or other taxes. It is not, however, always clear as to how certain statutes and regulations apply to Internet-based services, and we cannot be certain that interpretations of existing statutes and regulations may not change in the future or that we and our advisors have correctly interpreted these statutes and regulations. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could also have an adverse effect on our business.

FACILITIES

     Our principal offices are currently located at 1001 Elwell Court in Palo Alto, California in a 16,000 square foot facility under a lease expiring in March 2007. We also have office space located at 299 California Street in Palo Alto, California, where we maintain our network monitoring center. This facility has 7,000 square feet under a lease that expires in June 2002.

EMPLOYEES

     As of June 15, 2000, we had a total of 86 employees. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time, however, become a party to various legal proceedings arising in the ordinary course of our business. We also may be indirectly affected, as we discussed above under the subsection entitled "Government regulation" by administrative or court proceedings or actions in which we are not involved but which have general applicability to the Internet or wireless industries.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table presents information regarding our executive officers, directors and other key employees as of June 15, 2000.

                  NAME                     AGE                        POSITION
                  ----                     ---                        --------
Patrick S. McVeigh.......................  48     Chairman, Chief Executive Officer and Director
Barak A. Berkowitz.......................  47     President
Lawrence S. Winkler......................  33     Senior Vice President and Chief Financial Officer
Michael D. Dolbec........................  41     Senior Vice President, Business Development
James J. Obot............................  45     Senior Vice President, Operations
Neville J. Street........................  39     Senior Vice President, International
Raymond Cleeman..........................  35     Vice President, Treasurer
Ronald A. Gould..........................  40     Vice President, Systems and Technology
Michael J. Malesardi.....................  39     Vice President, Controller
Andy R. Simms............................  40     Vice President, Sales for the Americas
Scott M. Wornow..........................  38     Vice President, General Counsel and Secretary
Stephen M. Diamond.......................  43     Director
Lachlan K. Murdoch.......................  28     Director
David S. Oros............................  40     Director
Janice M. Roberts........................  44     Director
Thomas E. Wheeler........................  53     Director

     Patrick S. McVeigh is a co-founder, our Chairman of the Board of Directors and our Chief Executive Officer. From January 1996 to June 1999, Mr. McVeigh served as Vice President of Worldwide Sales and Business Development at Palm Computing, Inc., a manufacturer of handheld mobile devices and at that time a wholly owned subsidiary of 3Com Corporation, a provider of broad-based networking systems and services. Prior to this, Mr. McVeigh was Vice President of Sales and Marketing for Knowledge Adventure, an educational software company, from October 1993 to January 1996. From August 1982 to October 1993, Mr. McVeigh held a variety of sales and marketing management positions at Apple Computer Inc., a manufacturer of personal computers. Most recently, he was responsible for the development and launch of Apple's consumer personal computer business, the Performa. Mr. McVeigh holds a Bachelor of Arts in psychology and philosophy from Clark University.

     Barak A. Berkowitz is a co-founder and our President. From June 1998 to April 1999, Mr. Berkowitz served as Senior Vice President and General Manager at the Go Network, an Internet portal and a division of Go.com, with responsibility for production and marketing. Prior to this, Mr. Berkowitz was Vice President of Marketing at Infoseek Corporation, an Internet portal, from October 1997 to June 1998. From September 1994 to October 1996, Mr. Berkowitz was Vice President and General Manager of the American region at Logitech International S.A., a manufacturer of computer interface devices, with responsibility for production and marketing. From August 1990 to July 1994, Mr. Berkowitz was a marketing consultant to several high-tech companies. From June 1985 to August 1990, Mr. Berkowitz held a variety of positions at Apple Computer Inc., including most recently as product marketing manager in the advanced technology areas.

     Lawrence S. Winkler has served as our Senior Vice President and Chief Financial Officer since joining OmniSky in April 2000. From December 1997 to April 2000, Mr. Winkler served as Senior Vice President and Treasurer at PSINet Inc., a provider of Internet access services and related products. Prior to this, Mr. Winkler served as Director, Finance and Investor Relations at The Mills Corp., a real estate investment trust, from December 1996 to December 1997. Prior to December 1996, Mr. Winkler served in senior financial management roles at Black and Decker and CRI, Inc. and was a consultant for Arthur Andersen & Co. Mr. Winkler holds a Bachelor of Science in economics, accounting and finance from the

University of Maryland and a Master of Business Administration from Loyola College in Baltimore, Maryland.

     Michael D. Dolbec is a co-founder and our Senior Vice President, Business Development. From inception to April 2000, Mr. Dolbec served as our Chief Financial Officer and Secretary. From February 1996 to August 1999, Mr. Dolbec was Vice President of Business Development for 3Com Corporation, a provider of broad-based networking systems and services. Prior to this, Mr. Dolbec was a Vice President at Telematica, a strategy-consulting firm, from June 1995 to February 1996. From March 1993 to June 1995, Mr. Dolbec was a Vice President and Managing Director of IBM. Prior to March 1993, Mr. Dolbec held positions at Greylock Management Corporation, a Boston-based venture capital firm and Kleiner Perkins Caufield & Byers, a Menlo Park-based venture capital firm. Mr. Dolbec holds a Bachelor of Science in biology and a Master of Science in computer science from Stanford University and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

     James J. Obot has served as our Senior Vice President, Operations since joining OmniSky in November 1999. From March 1999 to October 1999, Mr. Obot was Vice President and General Manager at Palm.net, a wireless Internet access service which is a division of Palm, Inc., a manufacturer of handheld mobile devices. Prior to this, Mr. Obot was the Vice President of Worldwide Operations at Palm Computing, Inc., the predecessor to Palm, Inc., from May 1996 to March 1999. From January 1995 to September 1995, Mr. Obot was President of Navigation Technologies, a producer of navigable map databases. From February 1981 to October 1994, Mr. Obot served in various positions at Apple Computer, Inc., a personal computer manufacturer, including most recently as Senior Director of field operations. Mr. Obot holds a Bachelor of Science in finance from Santa Clara University.

     Neville J. Street has served as our Senior Vice President, International since joining OmniSky in March 2000, and also serves as the Chief Executive Officer of our international joint venture with News Corporation. From December 1996 to March 2000, Mr. Street served as Vice President, International at Palm Computing, Inc. From April 1994 to December 1996, Mr. Street was Managing Director, Europe and Senior Vice President at Perle Systems Inc., a manufacturer of communications controllers and access products. Mr. Street holds a Bachelor of Arts in business studies from Sheffield Hallem University and a Master of Business Administration from Thames Valley University.

     Raymond Cleeman has served as a Vice President since joining OmniSky in March 2000 and our Treasurer since June 2000. From May 1996 to February 2000, Mr. Cleeman was a Vice President in the Corporate Finance Group at Donaldson, Lufkin & Jenrette Securities Corporation, an investment bank. Prior to that, Mr. Cleeman served as an Associate at RLR Partners, a private equity fund, from May 1994 to April 1996. Mr. Cleeman holds a Bachelor of Arts in economics from Queens College of the City University of New York and a Juris Doctor from Brooklyn Law School.

     Ronald A. Gould has served as our Vice President, Systems and Technology since March 2000. Mr. Gould was initially hired by us as a consultant in January 2000. Prior to OmniSky, Mr. Gould was Chief Executive Officer of Stand Sure Systems, a consulting company, from August 1997 to February 2000. From December 1989 to July 1997, Mr. Gould was Director of Information Technology Management at Apple Computer, Inc. Mr. Gould holds a Bachelor of Science in information systems management and a Master of Business Administration from the University of San Francisco.

     Michael J. Malesardi has served as our Vice President, Controller since joining OmniSky in March 2000. From July 1997 to February 2000, Mr. Malesardi served as Vice President and Controller and more recently as Senior Vice President and Controller at PSINet Inc. From February 1992 to July 1997, Mr. Malesardi served initially as Vice President and Controller and then as Director of Financial Administration at Watson Wyatt Worldwide, a consulting firm. Mr. Malesardi holds a Bachelor of Science in accounting and business administration from Washington and Lee University and is a Certified Public Accountant.

     Andy R. Simms is a co-founder and our Vice President, Sales for the Americas. From February 1996 to June 1999, Mr. Simms was the Channel Sales Director for the Americas at Palm Computing, Inc. Prior to Palm Computing, Mr. Simms was Regional Sales Manager in the consumer division of Apple Computer, Inc. from March 1994 to January 1996. Mr. Simms holds a Bachelor of Arts in business administration from the University of Kentucky.

     Scott M. Wornow has served as our Vice President, General Counsel and Secretary since joining OmniSky in May 2000. From February 1998 through May 2000, Mr. Wornow was a partner in the New York office of the international law firm of Paul, Hastings, Janofsky & Walker LLP. Mr. Wornow was an associate with Paul, Hastings from October 1994 through February 1998. Mr. Wornow holds a Bachelor of Arts in economics from the University of Virginia, a Bachelor of Arts and Master of Arts in law from Cambridge University in England and a Juris Doctor from the Harvard Law School.

     Stephen M. Diamond has served as a member of our board of directors since January 2000. Mr. Diamond has been a General Partner of Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette, since May 1998. Prior to that, Mr. Diamond was with Dataquest, an information technology market research and consulting firm, where he was Group Vice President and Worldwide Director of Telecommunications and Networking Research from January 1996 to February 1998. Prior to Dataquest, Mr. Diamond was Vice President of Marketing at Electronic Retailing Systems International, Inc. from December 1995 to December 1996. He holds a Bachelor of Arts in Environmental Science and Political Science from Boston College, a Master of Science in Environmental Engineering from Tufts University and a Master of Public Administration degree from Northeastern University.

     Lachlan K. Murdoch has served as a member of our board of directors since May 2000. Mr. Murdoch has served as Executive Director of News Corporation since October 1996 and Senior Executive Vice President since February 1999. Mr. Murdoch has also served as Director of News Limited, News Corporation's principal Australian subsidiary, since September 1995, Chairman and Chief Executive since July 1997, Managing Director from September 1996 until June 1997 and Deputy Chief Executive from December 1995 until September 1996. Mr. Murdoch has also served as Chairman of Queensland Press Limited since October 1996 and a Director since October 1994. Mr. Murdoch has served as Director of Beijing PDN Xiren Information Technology Co. Ltd since June 1996 and One.Tel Limited since April 1999. He holds a Bachelor of Arts in philosophy from Princeton University.

     David S. Oros has served as a member of our board of directors since August 1999. Mr. Oros founded Aether Systems, Inc., a provider of wireless data services and systems, in 1996 and has been its Chairman, Chief Executive Officer and President since that time. From 1994 to 1996, Mr. Oros was President of NexGen Technologies, L.L.C., a wireless software development company that contributed all of its assets to Aether Systems. Mr. Oros serves on the board of Aether Systems, Inc. Mr. Oros holds a Bachelor of Science in mathematics from the University of Maryland.

     Janice M. Roberts has served as a member of our board of directors since August 1999. Ms. Roberts has been a general partner of The Mayfield Fund, a venture capital fund, since June 2000. From February 1992 until June 2000, Ms. Roberts was Senior Vice President of Business Development of 3Com Corporation. She was also President of 3Com Ventures, a corporate investment fund, from October 1997 to May 2000. Ms. Roberts serves on the board of Aether Systems, Inc. She holds an Honors degree in Economics and Business from the University of Birmingham in the United Kingdom.

     Thomas E. Wheeler has served as a member of our board of directors since January 2000. Since 1992, Mr. Wheeler has served as President and Chief Executive Officer of the Cellular Telecommunications Industry Association. Since 1994, Mr. Wheeler has served as a member of the board of trustees of the John F. Kennedy Center for the Performing Arts. Mr. Wheeler is a director on the board of Aether Systems, Inc. He holds a Bachelor of Science in business administration from Ohio State University.

EXECUTIVE OFFICERS

     Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS

     Upon completion of this offering, our board of directors will consist of directors, divided into three classes serving staggered three-year terms, as follows:

                         CLASS                            EXPIRATION    MEMBERS
                         -----                            ----------    -------
Class I.................................................     2001
Class II................................................     2002
Class III...............................................     2003

     As a result of our staggered board, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

     Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

     This classification of the board of directors may have the effect of delaying or preventing a change in control. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Charter and Bylaw Provisions."

     At the time we complete our offering, each of our directors will have been selected pursuant to a voting agreement among us and the holders of our Series A, Series B and Series C preferred stock and several holders of our common stock. The voting agreement will terminate upon the closing of this offering.

BOARD COMMITTEES

     Our board of directors has an audit committee and a compensation committee.

     Audit Committee. The audit committee was formed in June 2000 and currently consists of Ms. Roberts and Mr. Diamond. We intend to add a third member to our audit committee prior to the closing of this offering. Among other things, the audit committee:

     - reviews and monitors our financial statements and accounting practices;

     - makes recommendations to our board of directors regarding the selection of independent auditors; and

     - reviews the results and scope of the audit and other services provided by our independent auditors.

     Compensation Committee. The compensation committee was formed in January 2000 and currently consists of Ms. Roberts, Mr. Wheeler and Mr. Diamond. The compensation committee reviews and makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to January 2000, our board of directors did not maintain a standing compensation committee, and the entire board participated in all decisions regarding compensation of our executive officers. During that time, Patrick S. McVeigh, our Chief Executive Officer, participated as a member of our board of directors in deliberations concerning executive officer compensation. In January 2000, our board formed the compensation committee. None of the members of the compensation committee is currently or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee, other than Mr. Wheeler, serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee. Mr. Wheeler serves as a member of the board of directors and compensation committee of Aether Systems, Inc. One of our directors, Mr. Oros, is chairman, chief executive officer and president of Aether Systems, Inc.

DIRECTOR COMPENSATION

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for expenses in connection with attendance at board of director and audit and compensation committee meetings. Under our stock option plan, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan. We did not grant any options to our directors in 1999.

EXECUTIVE COMPENSATION

     The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 1999 by our Chief Executive Officer and each other executive officer whose total compensation exceeded or would have exceeded $100,000 during 1999 had those officers provided services to us for the entire fiscal year. These executives are referred to as the named executive officers elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                         ANNUAL COMPENSATION               AWARDS
                                                   -------------------------------   ------------------
                                                                      OTHER ANNUAL       SECURITIES
           NAME AND PRINCIPAL POSITION              SALARY    BONUS   COMPENSATION   UNDERLYING OPTIONS
           ---------------------------             --------   -----   ------------   ------------------
Patrick S. McVeigh...............................  $120,192    --          --                   --
  Chief Executive Officer
James J. Obot....................................    43,269    --          --            1,200,000
  Senior Vice President, Operations(1)
Michael D. Dolbec................................    89,135    --          --                   --
  Senior Vice President, Business Development(2)
Andy R. Simms....................................    80,769    --          --                   --
  Vice President, Sales for the Americas

---------------
(1) Mr. Obot joined us in November 1999.

(2) Mr. Dolbec served as our Chief Financial Officer and Secretary from May 1999 until April 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 1999. The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable value assumes that the exercise price was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term at the annual rates specified. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the ten-year term will be at the assumed 5% and 10% levels or at any other defined level. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

     From our inception on May 7, 1999 to December 31, 1999, we granted options to purchase up to an aggregate of 3,258,000 shares to employees, directors and consultants. Options were granted under our 1999 Stock Plan at exercise prices at the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. Options to employees and directors have a term of ten years. Options to consultants have a one-year term. Optionees may pay the exercise price by cash, certified check, or delivery of already-owned shares of our common stock. Options to the named executive officers are immediately exercisable upon grant; however, we may repurchase any unvested shares at their cost if the optionee's service terminates. Options to employees and directors generally vest over four years. Options to consultants vest immediately upon grant.

                                                        INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                                     --------------------------------------------------------     VALUE AT ASSUMED
                                                      % OF TOTAL                                   ANNUAL RATES OF
                                     NUMBER OF         OPTIONS                                       STOCK PRICE
                                     SECURITIES       GRANTED TO                                  APPRECIATION FOR
                                     UNDERLYING       EMPLOYEES        EXERCISE                      OPTION TERM
                                      OPTIONS          IN LAST           PRICE     EXPIRATION   ---------------------
               NAME                  GRANTED(#)      FISCAL YEAR       ($/SHARE)      DATE         5%          10%
               ----                  ----------   ------------------   ---------   ----------   ---------   ---------
Patrick S. McVeigh.................         --             --               --            --          --          --
James J. Obot......................  1,200,000           36.8%           $0.25      12/10/09    $188,669    $478,123
Michael D. Dolbec..................         --             --               --            --          --          --
Andy R. Simms......................         --             --               --            --          --          --

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes for our named executive officers their option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held by them as of December 31, 1999.

     The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on a value of $0.25 per share, the fair market value of our common stock as of December 31, 1999, as determined by our board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1999 Stock Plan. The shares vest over four years.

                                                          NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                 NUMBER OF                    UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                  SHARES                         DECEMBER 31, 1999                DECEMBER 31, 1999
                                ACQUIRED ON    VALUE     ---------------------------------   ---------------------------
             NAME                EXERCISE     REALIZED   EXERCISABLE(1)   UNEXERCISABLE(1)   EXERCISABLE   UNEXERCISABLE
             ----               -----------   --------   --------------   ----------------   -----------   -------------
Patrick S. McVeigh............      --           --            --                   --           --             --
James J. Obot.................      --           --            --            1,200,000           --             --
Michael D. Dolbec.............      --           --            --                   --           --             --
Andy R. Simms.................      --           --            --                   --           --             --

---------------
(1) Options granted under our stock option plans are generally exercisable immediately but the shares acquired upon exercise are subject to lapsing rights of repurchase at the exercise price. The heading "exercisable" refers to shares as to which our right of repurchase has lapsed. The heading "unexercisable" refers to shares that we still have the right to repurchase upon termination of the optionee's employment.

                                  STOCK PLANS

1999 STOCK PLAN

     Our board of directors adopted our 1999 stock plan in July 1999, and our stockholders approved the plan in July 1999. Our 1999 stock plan provides for the grant to employees of incentive stock options within the meaning of federal income tax laws, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 1999 stock plan will terminate automatically in 2009.

     The board of directors has determined that no future options will be granted under our 1999 stock plan following the effective date of this offering. However, our board of directors or a committee of our board of directors will administer the options granted under the 1999 stock plan that are outstanding on the effective date of this offering. As of June 15, 2000, a total of 13,350,000 shares of common stock were authorized for issuance under the 1999 stock plan. As of June 15, 2000, options to purchase an aggregate of 8,912,500 shares of our common stock were outstanding under the 1999 stock plan, and no shares have been issued pursuant to the exercise of options granted under the 1999 stock plan. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing such options and the terms of the 1999 stock plan.

     The 1999 stock plan provides that in the event of our merger with or into another corporation, the successor corporation may assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, each outstanding option and stock purchase right will fully vest and become exercisable, even as to shares that would not otherwise be vested or exercisable. Our board or its committee will notify each optionee that the option or stock purchase right will be fully exercisable for a period of fifteen days from the day of notice and the option or right will terminate upon the expiration of this period.

2000 STOCK PLAN

     The 2000 stock plan will be adopted by our board of directors and approved by our stockholders prior to the closing of this offering. Our 2000 stock plan will provide for the grant to employees of incentive stock options within the meaning of federal income tax laws, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 2000 stock plan will terminate automatically in 2010.

     A total of                shares of common stock will be reserved for
issuance under the 2000 stock plan, plus annual increases equal to the lesser of:

     -                shares;

     -      % of the outstanding shares on such date; or

     - a lesser amount determined by the board.

     Our board of directors or a committee of our board will administer the 2000 stock plan. The committee may consist of two or more "outside directors" to satisfy certain tax and securities law requirements. The administrator will have the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise. The administrator will determine the exercise price of options granted under our stock option plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. Additionally, the term of an incentive stock option may not exceed ten years. The administrator will determine the term of all other options. No optionee may be granted an
option to purchase more than                shares in any fiscal year. In
connection with his or her initial service, an optionee may be granted an
additional option to purchase up to                shares of our common stock.
After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term. The administrator will determine the exercise price of stock purchase rights granted under our 2000 stock plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser. The administrator will determine the rate at which our repurchase option will lapse. Our stock option plan generally will not allow for the transfer of options or stock purchase rights and only the optionee will be allowed to exercise an option and stock purchase right during his or her lifetime. Our stock option plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. In the event that we are acquired by merger or asset sale or a board-approved sale of more than 50% of our capital stock, each outstanding option that is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares and all unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation. The compensation committee may grant options and issue shares which will accelerate (i) upon an acquisition even if the options are assumed and repurchase rights assigned, (ii) in connection with a hostile change of control (effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members) or (iii) upon a termination of the individual's service following a change in control or hostile take-over. The board will be able to amend the 2000 stock plan at any time, subject to any required stockholder approval, and, except that no such action may adversely affect any outstanding options.

2000 EMPLOYEE STOCK PURCHASE PLAN

     The 2000 employee stock purchase plan will be adopted by our board of directors and approved by our stockholders prior to the closing of this
offering. A total of                shares of common stock will be reserved for
issuance under the purchase plan, plus annual increases equal to the lesser of:

     -                shares;

     -      % of the outstanding shares on such date; or

     - a lesser amount determined by the board.

     The board of directors or a committee appointed by the board will administer the purchase plan. The board or its committee will have full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

     The purchase plan will contain consecutive, overlapping 24 month offering periods. Each offering period will include four six-month purchase periods. The offering periods will generally start on the first trading day on or after
            and             of each year, except for the first such offering
period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before
               .

     Employees will be eligible to participate if we or any participating subsidiary employs them for at least 20 hours per week and more than five months in any calendar year. However, the following employees will not be able to purchase stock under the purchase plan:

     - any employee who immediately after grant owns stock possessing   % or
       more of the total combined voting power or value of all classes of our capital stock; or

     - any employee whose rights to purchase stock under all our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

     Participants will be able to purchase common stock through payroll deductions of up to 15% of the participant's eligible compensation. "Compensation" is defined to include a participant's gross earnings and commissions only. The maximum number of shares a participant may purchase during
a single purchase period will be                shares.

     Amounts deducted and accumulated by the participant will be used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the purchase plan will be 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of each purchase period.

     The purchase plan will provide that, if we merge with or into another corporation or sell substantially all of our assets, each outstanding purchase right may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the purchase rights, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.

     The purchase plan will terminate in 2010. The board of the directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock.

401(k) PLAN

     We have a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Consequently, contributions by us, if any, will be deductible by us when made. Employees may elect to defer 20% of their current compensation up to the statutorily prescribed annual limit, which was $10,000 in 1999 and $10,500 in 2000, and to have the amount of such deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.

EMPLOYMENT AGREEMENTS

     We do not currently have employment agreements with any of our employees.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

     There has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have a direct or indirect interest other than compensation arrangements, which are described where required under "Management," and the transactions described below.

EQUITY INVESTMENT TRANSACTIONS

     In August 1999, we sold 20,219,335 shares of Series A preferred stock for $0.75 per share (which converts into 40,438,670 shares of common stock after our 2-for-1 stock split on April 4, 2000). In January 2000, we sold an aggregate of 4,319,427 shares of Series B preferred stock for $4.63 per share (which converts into 8,638,854 shares of common stock after our 2-for-1 stock split on April 4,
2000). From April 2000 to June 2000, we sold an aggregate of 13,953,012 shares of Series C preferred stock for $6.51 per share. Listed below are the directors, executive officers and stockholders who beneficially own more than 5% of our securities who participated in these financings.

                                      SHARES OF SERIES   SHARES OF SERIES   SHARES OF SERIES     AGGREGATE
            STOCKHOLDER                 A PREFERRED        B PREFERRED        C PREFERRED      PURCHASE PRICE
            -----------               ----------------   ----------------   ----------------   --------------
Aether Opensky Investments LLC......     10,000,000(1)      1,439,809                 --       $14,416,315.62
3Com Ventures, Inc..................     10,000,000                --                 --         7,500,000.00
Entities affiliated with The Sprout
  Group(2)..........................             --         2,850,970             24,592        13,360,085.02
Omni Holdings, Inc.(3)..............             --                --          9,210,337        59,959,293.87

-------------------------
(1) Includes exercise of warrant to purchase 3,000,000 shares of Series A preferred stock.

(2) The aggregated shares listed for entities affiliated with The Sprout Group are owned as follows: DLJ Capital Corp. owns 8,143 shares of Series B preferred stock, DLJ ESC II, L.P. owns 212,394 shares of Series B preferred stock, Sprout Capital VIII, L.P. owns 2,440,792 shares of Series B preferred stock, Sprout Venture Capital, L.P. owns 146,447 shares of Series B preferred stock and certain individuals affiliated with the Sprout Group own 43,194 shares of Series B preferred stock.

(3) Omni Holdings, Inc. is an indirect wholly-owned subsidiary of News Corporation.

SALES OF EQUITY SECURITIES TO EXECUTIVE OFFICERS

     On April 5, 2000, we sold an aggregate of 1,000,000 shares of common stock at a price of $1.50 per share to Larry Winkler, our Senior Vice President and Chief Financial Officer. We have the right to repurchase 600,000 of such shares in the event Mr. Winkler's services to us terminate, which right lapses over three years after the date of grant. Mr. Winkler paid for such shares with a full recourse, ten-year $1,500,000 promissory note, secured by the purchased shares. The note bears interest at a rate of 6% per annum. On May 12, 2000, we also sold to Mr. Winkler 100,000 shares of our Series C preferred stock at a price of $6.51 per share. Mr. Winkler paid for such shares with a full recourse, ten-year $651,000 promissory note, secured by the purchased shares. The note bears interest at a rate of 6.5% per annum.

OTHER TRANSACTIONS

     We have entered into indemnification agreements with each of our executive officers and directors.

     We have granted options to some of our executive officers and some of our directors.

     Holders of preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock.

     We believe that all related party transactions described above were on terms no less favorable than could have been obtained from unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

     The table on the following page sets forth information regarding the beneficial ownership of our common stock as of June 15, 2000, by the following individuals or groups:

     - each person or entity who we know beneficially owns more than 5% of our outstanding stock;

     - each of our named executive officers;

     - each of our directors; and

     - all directors and executive officers as a group.

     Unless otherwise indicated, the address for each stockholder listed in the following table is c/o OmniSky Corporation, 1001 Elwell Court, Palo Alto, California 94303. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable, of common stock held by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 15, 2000, are deemed outstanding, but the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

     Applicable percentage ownership in the following table is based on 73,980,536 shares of common stock outstanding as of June 15, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering. The number of shares of common stock outstanding after this offering includes shares of common stock being offered, but does not include the shares that are subject to the underwriters' over-allotment option.

                          PRINCIPAL STOCKHOLDERS TABLE

                                                                                  PERCENTAGE OF SHARES
                                                                                      OUTSTANDING
                                                                NUMBER OF         --------------------
                                                                  SHARES           BEFORE      AFTER
                 NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED    OFFERING    OFFERING
                 ------------------------                   ------------------    --------    --------
5% STOCKHOLDERS:
Aether OpenSky Investments LLC(1).........................      22,879,618          30.9
3Com Ventures, Inc.(2)....................................      20,000,000          27.0
Entities affiliated with The Sprout Group(3)..............       5,726,532           7.7
Omni Holdings, Inc.(4)....................................       9,210,337          12.4
DIRECTORS AND EXECUTIVE OFFICERS:
Patrick S. McVeigh(5).....................................       3,600,000           4.9
Barak A. Berkowitz(6).....................................       2,400,000           3.2
Lawrence S. Winkler(7)....................................       1,100,000           1.5
Michael D. Dolbec(8)......................................       1,800,000           2.4
James J. Obot(9)..........................................               0             *
Neville J. Street(10).....................................               0             *
David S. Oros(11).........................................      22,914,618          31.0
Janice M. Roberts(12).....................................      20,035,000          27.1
Stephen M. Diamond(13)....................................       5,756,532           7.8
Thomas E. Wheeler(14).....................................          48,041             *
Lachlan K. Murdoch(15)....................................       9,210,337          12.4
                                                                ----------          ----
All directors and executive officers as a group (11
  persons)................................................      66,864,528          90.4
                                                                ==========          ====         ==

-------------------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Aether OpenSky Investments LLC is an entity managed by Aether Systems, Inc. David Oros is the Chairman, President and Chief Executive Officer of Aether Systems, Inc. The address of Aether Opensky Investments LLC is 11460 Cronridge Drive, Owings Mills, MD 21117.

 (2) 3Com Ventures, Inc. is a wholly-owned subsidiary of 3Com Corporation. 3Com Ventures has the right to appoint one director to our board of directors and has designated Janice Roberts as that representative. The address of 3Com Ventures, Inc. is 5400 Bayfront Plaza, Santa Clara, CA 95052-8145.

 (3) The aggregated shares listed for entities affiliated with The Sprout Group are owned as follows: DLJ Capital Corp. owns 8,143 shares of Series B preferred stock, DLJ ESC II, L.P. owns 212,394 shares of Series B preferred stock, Sprout Capital VIII, L.P. owns 2,440,792 shares of Series B preferred stock, Sprout Venture Capital, L.P. owns 146,447 shares of Series B preferred stock and certain individuals affiliated with the Sprout Group own 43,194 shares of Series B preferred stock. The address of The Sprout Group is 3000 Sand Hill Road #3-170, Menlo Park, CA 94025.

 (4) Omni Holdings, Inc. is an indirect wholly-owned subsidiary of News Corporation. Mr. Murdoch is a director of News Corporation. The address of Omni Holdings, Inc. is 1211 Avenue of the Americas, New York, NY 10036.

 (5) 2,850,000 shares held by Mr. McVeigh were unvested and subject to a right of repurchase in our favor, which right lapses over time.

 (6) 1,900,000 shares held by Mr. Berkowitz were unvested and subject to a right of repurchase in our favor, which right lapses over time.

 (7) 566,667 shares held by Mr. Winkler were unvested and subject to a right of repurchase in our favor, which right lapses over time.

 (8) 1,425,000 shares held by Mr. Dolbec were unvested and subject to a right of repurchase in our favor, which right lapses over time.

 (9) Mr. Obot held options for 1,200,000 shares, none of which were vested within 60 days of June 15, 2000.

(10) Mr. Street held options for 400,000 shares, none of which were vested within 60 days of June 15, 2000.

(11) Includes 22,879,618 shares held by Aether OpenSky Investments LLC. Mr. Oros disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12) Includes 20,000,000 shares held by 3Com Ventures, Inc. Ms. Roberts disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(13) Includes 5,726,532 shares held by entities affiliated with The Sprout Group. Mr. Diamond disclaims beneficial ownership of these shares except to the extent of his pecuniary interest herein.

(14) Mr. Wheeler holds options for 60,000 shares which vest ratably during a one-year period, of which 25,000 shares will vest within 60 days of June 15, 2000. Mr. Wheeler also owns 23,041 shares of series C preferred stock

(15) Represents 9,210,337 shares held by Omni Holdings, Inc. Mr. Murdoch disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of June 15, 2000, there were 73,980,536 shares of common stock outstanding which were held of record by approximately 46 stockholders, as adjusted for the conversion of all outstanding shares of convertible preferred stock into an aggregate of 63,030,536 shares of common stock, which will occur upon the closing of this offering.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

     Upon the closing no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     We have granted registration rights to the holders of 63,030,536 shares of common stock. Beginning 180 days after the date of this prospectus, holders of these registrable securities may require that we register their shares for public resale. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of the registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions, including the right of the underwriters in any underwritten offering to limit the number of shares to be included in the offering. These registration rights are not applicable in connection with this offering. We will pay all expenses, other than underwriting discounts and commissions, in connection with any registration. These registration rights will terminate seven years following the consummation of this offering, or, for each holder of registrable securities, at the time the holder is entitled to sell all of its shares in any 90 day period under Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - the acquisition of us by means of a tender offer;

     - acquisition of us by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Upon the closing of our offering, our certificate of incorporation will provide for the following:

     Election and Removal of Directors. Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Only the board of directors, the chairman of the board and the chief executive officer will be able to call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Elimination of Stockholder Action By Written Consent. Stockholders will not have the right to act by written consent without a meeting.

     Undesignated Preferred Stock. Our board of directors will be able to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

     Amendment of Charter Provisions. The amendment of any of the above provisions will require approval by holders of at least 66 2/3% of the outstanding common stock.

     DELAWARE ANTI-TAKEOVER LAW.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock
is                              .

NASDAQ NATIONAL MARKET LISTING

     We have applied for the listing of our shares on The Nasdaq Stock Market's National Market under the symbol "SKYY".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market following this offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale and resale restrictions under the federal securities laws.

     After this offering,        shares of common stock will be outstanding
based upon shares outstanding as of June 15, 2000, assuming that the underwriters do not exercise their over-allotment option and that no outstanding options or warrants are exercised prior to completion of this offering. Of these
shares, the        shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

     The remaining 73,980,536 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements described below and the provisions of Rule 144 and 144(k), the restricted shares will become eligible for sale in the public market as follows:

     - no shares will become eligible for sale on the date of this prospectus;

     - no shares will become eligible for sale 90 days after the date of this prospectus;

     - 57,477,524 shares will become eligible for sale 180 days after the date of this prospectus; and

     - the remaining 16,503,012 shares will become eligible for sale from time to time more than 180 days after the date of this prospectus.

     Resale of           of the shares that will become eligible for sale in the
public market starting 180 days after the date of this prospectus will be limited by volume and other resale restrictions under Rule 144.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding which will
       equal approximately        shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us under a stock option plan or other written agreement can resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule
144. As of June 15, 2000, no shares had been issued as a result of exercise of stock options.

LOCK-UP AGREEMENTS

     Each of our officers and directors and substantially all of our stockholders and optionees have agreed not to offer to sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Sales or other dispositions can be made sooner with the prior written consent of Credit Suisse First Boston. Credit Suisse First Boston, in its sole discretion and at any time without notice, may release all or any portion of the securities subject to lock-up agreements.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 63,030,536 shares of our common stock will be entitled to rights to registration of their shares under the Securities Act. Registration of those shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

STOCK OPTIONS

     Immediately after this offering we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or reserved for issuance under our stock option plans. Each year as the number of shares reserved for issuance under our 2000 incentive stock option plan and 2000 employee stock purchase plan increases, we will file an amendment to the registration statement covering the additional shares. As of June 15, 2000, options to purchase 8,912,500 shares of common stock were issued and outstanding and 4,437,500 shares were reserved for issuance under our stock plans and employee stock purchase plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up period expires.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney, Inc. and DLJdirect Inc., are acting as representatives, the following respective number of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Chase Securities, Inc.......................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Salomon Smith Barney, Inc...................................
DLJdirect Inc...............................................
                                                              --------
  Total.....................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to                additional shares at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and expenses we will pay.

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                            --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us..................      $                $                $                  $
Expenses payable by us....................      $                $                $                  $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     Credit Suisse First Boston Corporation acted as the placement agent in connection with a private placement of our Series C preferred stock in April 2000. Credit Suisse First Boston Corporation received a customary fee for its services as placement agent. Several entities and individuals affiliated with Donaldson, Lufkin & Jenrette Securities Corporation invested in our Series B preferred stock in January 2000 and our Series C preferred stock in April 2000, purchasing an aggregate of 2,850,970 shares of Series B preferred stock and 24,592 shares of Series C preferred stock on the same terms and conditions as the other investors in the respective private placements, including price per share. In addition, two individuals affiliated with Salomon Smith Barney, Inc. invested in our Series C preferred stock in April 2000, purchasing an aggregate of 15,360 shares of Series C preferred stock on the same terms and conditions as the other investors in the private placements, including price per share.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except for issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers, directors and substantially all our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     At our request, the underwriters have reserved for sale, at the initial
offering price, up to        shares of common stock for our employees,
customers, business partners and other parties, including friends and family of key employees of OmniSky. The number of shares available for sale to the general public will be reduced to the extent that these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "SKYY".

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

     - the information included in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating of this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario Securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. As of the date of this prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as some individual attorneys of that firm, beneficially own an aggregate of 474,368 shares of our common stock.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1999 and March 31, 2000, and for the period from May 7, 1999 (inception) to December 31, 1999 and for the three months ended March 31, 2000, included in this prospectus are included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's web site at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the web site of the Commission referred to above.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Convertible Preferred Stock and
  Stockholders' (Deficit) Equity............................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OmniSky Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of OmniSky Corporation (a company in the development stage) at December 31, 1999 and March 31, 2000 and the results of their operations and their cash flows for the period from May 7, 1999 (inception) to December 31, 1999, for the three months ended March 31, 2000, and for the period from May 7, 1999 (inception) to March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/  PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 12, 2000

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                         PRO FORMA
                                                            DECEMBER 31,   MARCH 31,   MARCH 31, 2000
                                                                1999         2000      (SEE NOTE 10)
                                                            ------------   ---------   --------------
                                                                                        (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................    $ 6,767      $ 14,090
  Accounts receivable, net................................        471           213
  Inventories.............................................      2,906         2,892
  Prepaid expenses and other current assets...............      5,364        17,211
                                                              -------      --------
     Total current assets.................................     15,508        34,406
                                                              -------      --------
Restricted cash...........................................         --           800
Property and equipment, net...............................        468         1,550
Intangibles, net..........................................      5,469         5,090
                                                              -------      --------
     Total assets.........................................    $21,445      $ 41,846
                                                              =======      ========
       LIABILITIES, CONVERTIBLE PREFERRED STOCK AND
              STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable........................................    $ 2,194      $ 10,143
  Accrued and other current liabilities...................      4,259         3,764
  Due to and advances from stockholder....................      5,097         4,807
  Deferred revenue........................................        457           934
                                                              -------      --------
     Total current liabilities............................     12,007        19,648
                                                              -------      --------
Convertible preferred stock:
  Series A; $0.001 par value, 25,000,000 authorized
     shares; issued and outstanding: 20,219,335 in 1999,
     20,219,335 in 2000 and zero pro forma (unaudited)
     (Liquidation value: $15,165).........................     15,393        15,393       $     --
  Series A warrants.......................................        314           314             --
  Series B; $0.001 par value, 5,000,000 authorized shares;
     issued and outstanding: zero in 1999, 4,319,427 in
     2000, and zero pro forma (unaudited) (Liquidation
     value: $19,999)......................................         --        19,973             --
                                                              -------      --------       --------
     Total convertible preferred stock....................     15,707        35,680             --
                                                              -------      --------       --------
Commitments (Notes 4, 5 and 11)
Stockholders' (deficit) equity:
  Common stock: $0.001 par value, 100,000,000 shares
     authorized; issued and outstanding: 8,400,000 in
     1999, 8,400,000 in 2000, and 57,477,524 pro forma
     (unaudited)..........................................          8             8             57
  Additional paid-in capital..............................      6,281        11,095         46,726
  Receivable from stockholders............................       (315)         (315)          (315)
  Deferred stock compensation.............................     (5,314)       (8,755)        (8,755)
  Deficit accumulated during the development stage........     (6,929)      (15,515)       (15,515)
                                                              -------      --------       --------
     Total stockholders' (deficit) equity.................     (6,269)      (13,482)      $ 22,198
                                                              -------      --------       --------
     Total liabilities, convertible preferred stock and
       stockholders' (deficit) equity.....................    $21,445      $ 41,846
                                                              =======      ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     PERIOD FROM                          PERIOD FROM
                                                     MAY 7, 1999                          MAY 7, 1999
                                                    (INCEPTION) TO     THREE MONTHS      (INCEPTION) TO
                                                     DECEMBER 31,     ENDED MARCH 31,      MARCH 31,
                                                         1999              2000               2000
                                                    --------------    ---------------    --------------
Revenue...........................................   $        --        $     1,315         $  1,315
                                                     -----------        -----------         --------
Operating costs and expenses:
  Cost of revenue.................................            --              2,853            2,853
  Engineering and development.....................         2,352              1,334            3,686
  Sales and marketing.............................         1,978              2,261            4,239
  General and administrative......................         1,342              1,936            3,278
  Amortization of deferred stock
     compensation(*)..............................           660              1,237            1,897
  Depreciation and amortization...................           619                455            1,074
                                                     -----------        -----------         --------
     Total operating expenses.....................         6,951             10,076           17,027
                                                     -----------        -----------         --------
Loss from operations..............................        (6,951)            (8,761)         (15,712)
                                                     -----------        -----------         --------
Interest income...................................            22                175              197
                                                     -----------        -----------         --------
Net loss..........................................   $    (6,929)       $    (8,586)        $(15,515)
                                                     ===========        ===========         ========
Net loss per share -- basic and diluted...........   $        --        $    (10.61)
                                                     ===========        ===========
Shares used in computing basic and diluted net
  loss per share..................................            --            809,615
                                                     ===========        ===========
Pro forma net loss per share -- basic and diluted
  (unaudited).....................................   $     (0.31)       $     (0.18)
                                                     ===========        ===========
Shares used in computing pro forma net loss per
  share basic and diluted (unaudited).............    22,147,767         48,178,355
                                                     ===========        ===========
(*) Amortization of deferred stock compensation:
     Engineering and development..................   $       236        $       579         $    815
     Sales and marketing..........................           357                451              808
     General and administrative...................            67                207              274
                                                     -----------        -----------         --------
                                                     $       660        $     1,237         $  1,897
                                                     ===========        ===========         ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

    CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS'
                                (DEFICIT) EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  CONVERTIBLE
                                                PREFERRED STOCK         COMMON STOCK      ADDITIONAL    RECEIVABLE
                                              --------------------   ------------------    PAID-IN         FROM
                                                SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     STOCKHOLDERS
                                              ----------   -------   ---------   ------   ----------   ------------
Balance at May 7, 1999 (inception)..........          --   $    --          --    $--      $    --        $  --
                                              ----------   -------   ---------    ---      -------        -----
Issuance of common stock at $0.001 per share
  in July 1999..............................                         8,400,000      8          307         (315)
Issuance of Series A preferred stock at
  $0.75 per share in August 1999, less
  issuance costs of $21.....................  17,219,335    12,893
Issuance of Series A warrants...............                   314
Issuance of Series A preferred stock at
  $0.8333 per share in November 1999 upon
  exercise of warrant.......................   3,000,000     2,500
Deferred stock compensation.................                                                 5,974
Amortization of stock-based compensation....
Net loss....................................
                                              ----------   -------   ---------    ---      -------        -----
Balance at December 31, 1999................  20,219,335    15,707   8,400,000      8        6,281         (315)
                                              ----------   -------   ---------    ---      -------        -----
Issuance of Series B preferred stock at
  $4.63 per share in January 2000, less
  issuance costs of $26.....................   4,319,427    19,973
Issuance of common stock options to
  consultants at $0.375 per share in January
  2000......................................                                                   136
Deferred stock compensation.................                                                 4,678
Amortization of stock-based compensation....
Net loss....................................
                                              ----------   -------   ---------    ---      -------        -----
Balance at March 31, 2000...................  24,538,762   $35,680   8,400,000    $ 8      $11,095        $(315)
                                              ==========   =======   =========    ===      =======        =====

                                                                 DEFICIT
                                                               ACCUMULATED       TOTAL
                                                               DURING THE    STOCKHOLDERS'
                                              DEFERRED STOCK   DEVELOPMENT     (DEFICIT)
                                               COMPENSATION       STAGE         EQUITY
                                              --------------   -----------   -------------
Balance at May 7, 1999 (inception)..........     $    --        $     --       $     --
                                                 -------        --------       --------
Issuance of common stock at $0.001 per share
  in July 1999..............................
Issuance of Series A preferred stock at
  $0.75 per share in August 1999, less
  issuance costs of $21.....................
Issuance of Series A warrants...............
Issuance of Series A preferred stock at
  $0.8333 per share in November 1999 upon
  exercise of warrant.......................
Deferred stock compensation.................      (5,974)
Amortization of stock-based compensation....         660                            660
Net loss....................................                      (6,929)        (6,929)
                                                 -------        --------       --------
Balance at December 31, 1999................      (5,314)         (6,929)        (6,269)
                                                 -------        --------       --------
Issuance of Series B preferred stock at
  $4.63 per share in January 2000, less
  issuance costs of $26.....................
Issuance of common stock options to
  consultants at $0.375 per share in January
  2000......................................                                        136
Deferred stock compensation.................      (4,678)
Amortization of stock-based compensation....       1,237                          1,237
Net loss....................................                      (8,586)        (8,586)
                                                 -------        --------       --------
Balance at March 31, 2000...................     $(8,755)       $(15,515)      $(13,482)
                                                 =======        ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PERIOD FROM                     PERIOD FROM
                                                               MAY 7, 1999     THREE MONTHS    MAY 7, 1999
                                                              (INCEPTION) TO      ENDED       (INCEPTION) TO
                                                               DECEMBER 31,     MARCH 31,       MARCH 31,
                                                                   1999            2000            2000
                                                              --------------   ------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................     $(6,929)        $ (8,586)       $(15,515)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................         619              455           1,074
    Amortization of stock-based compensation................         660            1,237           1,897
    Provision for obsolete inventory........................          --              136             136
    Provision for doubtful accounts receivable..............          --               25              25
    Issuance of common stock options to consultants in
      exchange for services.................................          --              136             136
  Change in operating assets and liabilities:
    Accounts receivable.....................................        (471)             233            (238)
    Inventories.............................................      (2,906)            (122)         (3,028)
    Prepaid expenses and other current assets...............      (5,364)         (11,847)        (17,211)
    Accounts payable........................................       2,194            7,949          10,143
    Accrued and other current liabilities...................       4,259             (495)          3,764
    Due to and advances from stockholder....................       5,097             (290)          4,807
    Deferred revenue........................................         457              477             934
                                                                 -------         --------        --------
      Net cash used in operating activities.................      (2,384)         (10,692)        (13,076)
                                                                 -------         --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Restricted cash deposit...................................          --             (800)           (800)
  Purchase of property and equipment........................        (492)          (1,158)         (1,650)
                                                                 -------         --------        --------
      Net cash used in investing activities.................        (492)          (1,958)         (2,450)
                                                                 -------         --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Series A preferred stock, net of
    issuance costs..........................................       7,143               --           7,143
  Proceeds from issuance of Series B preferred stock, net of
    issuance costs..........................................          --           19,973          19,973
  Proceeds from exercise of warrants for preferred stock....       2,500               --           2,500
                                                                 -------         --------        --------
      Net cash provided by financing activities.............       9,643           19,973          29,616
                                                                 -------         --------        --------
Net increase in cash and cash equivalents...................       6,767            7,323          14,090
Cash and cash equivalents, beginning of period..............          --            6,767              --
                                                                 -------         --------        --------
Cash and cash equivalents, end of period....................     $ 6,767         $ 14,090        $ 14,090
                                                                 =======         ========        ========
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES:
Issuance of preferred stock in connection with purchased
  technology licenses.......................................     $ 5,750         $     --        $  5,750
                                                                 =======         ========        ========
Issuance of warrants in connection with purchased technology
  license...................................................     $   314         $     --        $    314
                                                                 =======         ========        ========
Issuance of common stock for notes..........................     $   315         $     --        $    315
                                                                 =======         ========        ========
Deferred stock compensation related to common stock option
  grants to employees.......................................     $ 5,974         $  4,678        $ 10,652
                                                                 =======         ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

     Formation of company and description of business

     OmniSky Corporation (the "Company"), formerly AirWeb Corporation, was incorporated on May 7, 1999 and initially did business under the name "OpenSky". The Company provides a wireless service under the OmniSky brand that enables subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions over handheld mobile devices. From its inception, the Company has been in the development stage and has devoted substantially all of its efforts to developing its products and services and raising capital. The Company initiated its beta test in December 1999, and launched its commercial service in May 2000. The Company has a single operating segment and has no organizational structure dictated by product or service lines, geography or customer type.

     Stock split

     On April 4, 2000 the Company effected a two-for-one common stock split and a simultaneous doubling of the par value per share. The consolidated financial statements and all references to common stock contained in these consolidated financial statements and notes give retroactive effect to the stock split.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of consolidation

     The consolidated financial statements of OmniSky Corporation include the accounts of a wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

     Use of estimates

     Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

     Cash and cash equivalents

     The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents.

     Certain risks and concentrations

     The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash, cash equivalents, restricted cash deposits and accounts receivable. The Company's cash, cash equivalents and restricted cash is deposited with major financial institutions in the United States. At times, such deposits may be in excess of the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash, cash equivalents and restricted cash.

     Almost all of the Company's sales are made by credit card. No one customer accounted for more than 10% of total trade accounts receivable in 1999 or 2000.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company is highly dependent on third-party providers for wireless communication services and wireless modem devices that are used in providing services to customers. In addition, the Company relies on a third party for subscriber billing and customer support.

     The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company's inventory is currently provided by one supplier.

     Fair value of financial instruments

     The fair value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value due to the short maturity or market rate structure of those instruments.

     Inventories

     Inventories, principally wireless modem devices and accessories, are stated at the lower of cost (first-in, first-out basis) or market. The inventory of the Company is subject to rapid technological changes that could have an adverse impact on its realization in future periods.

     Property and equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, generally two to four years. Expenditures for maintenance and repairs are charged to expense as incurred.

     The Company has adopted Statement of Position 98-1, which requires software development costs associated with internal use software to be charged to operations until certain capitalization criteria are met. Once capitalization criteria are met, any such project costs are amortized over their estimated useful lives. Amortization on the projects begins when the software is ready for its intended use. During the period ended December 31, 1999 no such project costs were capitalized. For the period ended March 31, 2000, $71,000 was capitalized.

     Intangibles

     Intangible assets consist of technology licenses acquired from third parties. These assets are being amortized using the straight-line method over their estimated useful life of four years.

     Accounting for long-lived assets

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

     Revenue and deferred revenue

     The Company derives revenues from the provision of wireless services for handheld devices, the sale of related equipment and accessories, and from content.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     During the Company's beta test period (December 1999 through April 2000), subscribers were charged a flat rate that combined equipment and service over the beta test period. Revenue and the related cost of revenue has been recognized ratably over the beta test period from the customer acceptance date. We recognized no revenue from the beta test in the period ended December 31, 1999, and $1.3 million in the three months ended March 31, 2000.

     Wireless service revenue consists of a flat monthly rate for usage and is recognized ratably over the service period and begins upon expiration of the customer acceptance period. Amounts billed or received in advance of revenue are recorded as deferred revenue. No service revenue has been recognized through March 31, 2000.

     Equipment revenue is recognized upon shipment or customer acceptance, whichever is later. No equipment revenue has been recognized through March 31, 2000.

     Content revenue, which can consist of advertising, sponsorship, slotting fees from content providers, and revenue from mobile e-commerce, is recorded ratably over the service period. No content revenue has been recognized through March 31, 2000.

     Cost of revenue

     Cost of wireless service revenue consists principally of activation fees, airtime and other network costs and is recognized as the costs are incurred.

     Cost of equipment revenue consists of the cost of equipment sold, shipping, and direct provisioning costs.

     Engineering and development

     Engineering and development costs are expensed as incurred.

     Advertising and cooperative marketing costs

     The Company expenses the production costs of advertising the first time the advertising takes place. At March 31, 2000, prepaid advertising consists of deposits and production costs for future advertising campaigns. Sales and marketing expense is reflected net of amounts reimbursed under a cooperative marketing arrangement with AT&T Wireless. Cooperative advertising funds received in advance of the Company incurring the related marketing costs are recorded as advance marketing costs in accrued and other current liabilities. Advertising expense was $1,863,000 and $1,398,000 in the periods ended December 31, 1999 and March 31, 2000, respectively. Reimbursements recognized under the cooperative marketing agreement during those same periods were $933,000 and $703,000.

     Stock-based compensation

     The Company accounts for stock-based compensation issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, presents disclosure of pro forma information required under Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Stock and other equity instruments issued to non-employees are accounted for in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18 and valued using the Black-Scholes model.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Income taxes

     The Company accounts for its income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

     Comprehensive income (loss)

     The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources. There has been no difference between the Company's net loss and its total comprehensive loss through March 31, 2000.

     Net loss per common share

     Basic net loss per common share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period net of common shares subject to repurchase. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period net of common shares subject to repurchase. Common equivalent shares, composed of common shares issuable upon exercise of stock options and upon conversion of preferred stock are included in the diluted net loss per share computation to the extent such shares are dilutive.

     A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share is as follows:

                                                            PERIOD FROM         THREE
                                                            MAY 7, 1999        MONTHS
                                                            (INCEPTION)         ENDED
                                                          TO DECEMBER 31,     MARCH 31,
                                                               1999             2000
                                                          ---------------    -----------
Numerator:
  Net loss..............................................    $(6,929,000)     $(8,586,000)
                                                            ===========      ===========
Denominator:
  Weighted average common shares -- basic...............      8,400,000        8,400,000
  Weighted average shares subject to repurchase.........     (8,400,000)      (7,590,385)
                                                            -----------      -----------
  Denominator for basic and diluted calculation.........             --          809,615
                                                            ===========      ===========
Net loss per common share -- basic and diluted..........    $        --      $    (10.61)
                                                            ===========      ===========

     Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares:

                                                     DECEMBER 31,    MARCH 31,
                                                         1999           2000
                                                     ------------    ----------
Common stock options...............................    3,258,000      5,356,000
Convertible preferred stock........................   40,438,670     49,077,524
                                                      ----------     ----------
                                                      43,696,670     54,433,524
                                                      ==========     ==========

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Recently issued accounting pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income
(loss), depending on the type of hedging relationship that exists. SFAS 133, as amended, will be effective for fiscal quarters or years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company has complied with the guidance of SAB 101.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. Management believes that the impact of FIN 44 will not have a material effect on the financial position or results of operations of the Company.

     In various areas, including revenue recognition and other Internet-related issues, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretative guidance relating to SAB 101, and the FASB's Emerging Issues Task Force continues to address revenue and other Internet-related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact the Company's accounting for its operations.

NOTE 3 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Accounts receivable, net:
  Accounts receivable................................      $471          $238
  Less: Allowance for doubtful accounts..............       (--)          (25)
                                                           ----          ----
                                                           $471          $213
                                                           ====          ====

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Prepaid expenses and other current assets:
  Prepaid advertising................................     $   --        $12,891
  Advances on inventory purchases....................      4,832          3,017
  Deposits...........................................          2            102
  Deferred cost of revenue...........................        457            881
  Other..............................................         73            320
                                                          ------        -------
                                                          $5,364        $17,211
                                                          ======        =======

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Property and equipment, net:
  Computer software and equipment....................      $378         $1,484
  Furniture, fixtures and equipment..................       114            141
  Leasehold improvements.............................        --             25
                                                           ----         ------
                                                            492          1,650
  Less: accumulated depreciation and amortization....       (24)          (100)
                                                           ----         ------
                                                           $468         $1,550
                                                           ====         ======

     Depreciation and amortization expense was $24,000 and $76,000 for the periods from May 7, 1999 (inception) to December 31, 1999 and for the three months ended March 31, 2000, respectively.

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Intangibles, net:
  Purchased technology licenses......................     $6,064        $6,064
  Less: accumulated amortization.....................       (595)         (974)
                                                          ------        ------
                                                          $5,469        $5,090
                                                          ======        ======

     Amortization expense was $595,000 and $379,000 for the periods from May 7, 1999 (inception) to December 31, 1999 and for the three months ended March 31, 2000, respectively.

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Accrued and other current liabilities:
  Advance under cooperative marketing arrangement....     $4,067        $3,364
  Accrued employee compensation......................        158           211
  Other..............................................         34           189
                                                          ------        ------
                                                          $4,259        $3,764
                                                          ======        ======

NOTE 4 -- RELATED PARTY TRANSACTIONS:

     At December 31, 1999 and March 31, 2000, certain executive officers had recourse notes payable to the Company of $315,000 for the purchase of the Company's common stock. The notes accrue interest at a rate of 6% per year and are due July 2003.

     In August 1999, the Company issued 10,000,000 shares of Series A preferred stock to 3Com in exchange for $7 million and a perpetual, non-exclusive, non-assignable, worldwide license to certain

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

proprietary software of 3Com's Palm Computing business, which has been valued at $500,000 based on the cash received in connection with the Series A issuance. In December 1999, we purchased inventory totaling $230,000 from 3Com; at December 31, 1999, this amount due to 3Com is included in accounts payable. A representative of 3Com serves on the Company's board of directors. At March 31, 2000, 3Com's ownership in the Company was approximately 28.9% on a fully-diluted basis.

     In connection with the August 1999 preferred stock financing, the Company issued to Aether Systems Inc. ("Aether") 7,000,000 shares of Series A preferred stock and warrants to purchase an additional 3,000,000 shares of Series A preferred stock for $2.5 million. In exchange, the Company received from Aether a perpetual, non-exclusive, non-assignable, worldwide license to certain proprietary Aether software, which has been valued at $5.25 million based on the cash received in conjunction with the Series A issuance. Aether exercised its warrants in November 1999 and acquired the additional shares for cash. In connection with the January 2000 preferred stock financing, Aether acquired an additional 1,439,809 shares of Series B preferred stock for $6.7 million. At March 31, 2000, Aether's ownership in the Company was approximately 33.1% on a fully-diluted basis.

     Aether's chief executive officer serves on the Company's board of directors. Aether has provided engineering and network services to the Company and the Company has recognized approximately $2.1 million and $1.0 million in engineering and network costs to Aether in the periods ended December 31, 1999 and March 31, 2000, respectively. The Company also pays Aether $1.50 per month per subscriber for the use of Aether's network operating center.

     Aether also agreed in November 1999 to purchase 25,000 modems from the Company for $5.75 million. Under the agreement, Aether advanced the Company $4.6 million, of which the Company received approximately $3.5 million after applying amounts due to Aether for services. In May 2000, the agreement with Aether was revised to lower by 8,000 units the purchase commitment; accordingly, in June 2000, the Company will repay Aether $1.84 million for the modems it will not be purchasing. As the modems sold to Aether are at the Company's cost per unit, and given Aether's investment and business relationships with the Company, no revenue is recognized upon sale of modems to Aether. In the periods ended December 31, 1999 and March 31, 2000, respectively, 500 and 250 modems were sold to Aether.

     The net advances from and amounts due to Aether are as follows (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Advances from Aether.................................     $4,485        $4,428
Amounts due to Aether................................        612           379
                                                          ------        ------
                                                          $5,097        $4,807
                                                          ======        ======

NOTE 5 -- COMMITMENTS:

     During 2000, the Company entered into an office lease that expires in 2007. In conjunction with this lease, the Company provided an $800,000 letter of credit to the landlord, which was collateralized by an $800,000 restricted cash deposit at March 31, 2000 that is reflected in long-term assets.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to March 31, 2000, are as follows (in thousands):

                                                             OPERATING
                 YEAR ENDING DECEMBER 31,                     LEASES
                 ------------------------                    ---------
  2000.....................................................   $1,079
  2001.....................................................    1,234
  2002.....................................................    1,117
  2003.....................................................    1,002
  2004.....................................................    1,052
  Thereafter...............................................    2,558
                                                              ------
     Total minimum lease payments..........................   $8,042
                                                              ======

     Rental expense under noncancelable operating leases was $179,000 and $213,000 for the periods ended December 31, 1999 and March 31, 2000, respectively.

     The Company entered into a three-year agreement in 1999 with a company that will provide telesales, customer care, billing and reporting, and technical support services for Company customers. Minimum annual payments under this service agreement are $1.65 million for 2000, and $1.8 million for each of 2001 and 2002, excluding subscriber-based charges. Under this and other service agreements, the Company expensed $529,000 during the period from May 7, 1999 (inception) to December 31, 1999 and $1,262,000 in the three months ended March 31, 2000.

     During 1999, the Company entered into a supply agreement with a company to purchase 100,000 wireless modems through April 30, 2000. The purchase commitment totals approximately $23.0 million. Through March 31, 2000, the Company has purchased 21,125 modems for approximately $4.9 million. Amounts prepaid under this supply agreement totaled $4.8 million at December 31, 1999 and $3.0 million at March 31, 2000 and are included in prepaid expenses and other current assets in the Company's balance sheet. The Company and its supplier have discussed and are continuing to discuss modifications to the agreement regarding delivery timetables.

     During 1999, the Company entered into a software license agreement related to certain wireless software computing systems. Under this agreement, the Company is committed to maintenance and support fees through June 1, 2004 totaling $450,000. Under this agreement the Company expensed $73,000 during the period from May 7, 1999 (inception) to December 31, 1999 and $31,000 in the three months ended March 31, 2000.

     See Note 11 for additional commitments.

NOTE 6 -- CONVERTIBLE PREFERRED STOCK:

     Under the Company's Certificate of Incorporation, the Company's preferred stock is issuable in series. The rights, preferences and privileges of the preferred stockholders are as follows:

     Dividends

     The holders of Series A and Series B preferred stock are entitled to receive noncumulative dividends at an annual rate of 8% per share when, as and if declared by the Board of Directors. No dividends have been declared through March 31, 2000.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Liquidation

     The holders of the Series A and Series B preferred stock are entitled to a distribution in preference to common shareholders of $0.75 and $4.63 per share, respectively, plus any declared but unpaid dividends. A consolidation or merger of the Company into another company or certain other events, each such event being a change of control, as defined, shall be deemed to be a liquidation, dissolution or winding up of the Company.

     Conversion

     The Series A and Series B preferred stock is convertible, at the option of the holder, into common stock on a two-for-one basis, subject to adjustment for dilution. Conversion is automatic upon the closing of a firm commitment underwritten public offering of the Company's common stock at an aggregate offering price of not less than $25,000,000 and at a price per share of not less than $9.26. In addition, preferred stockholders have certain registration rights and the right to participate in future issuances of the Company's stock. A total of 49,077,524 shares of common stock have been reserved for issuance upon the conversion of preferred stock at March 31, 2000.

     Redemption

     For a three year period beginning any time after April 24, 2005, upon the written request of a majority of the holders of then outstanding Series B preferred stock, the Company is required to redeem any outstanding shares of Series B preferred stock as requested by such holders. At the option of the Company, this redemption can be made in installments on an annual basis over a period not to exceed three consecutive calendar years. The shares of Series B preferred stock are required to be redeemed in cash in an amount equal to the Series B original issue price, plus, in the case of each share, an amount equal to all unpaid dividends whether or not declared.

     Voting

     Each share of Series A and Series B preferred stock has voting rights equal to the two shares of Common Stock into which it is convertible and votes together as one class with the Common Stock. The Company must obtain approval from two-thirds of the outstanding shares of preferred stock to alter the certificate of incorporation as related to preferred stock, authorize or issue any other equity security senior to or on parity with that preferred stock, redeem or purchase any shares of preferred stock other than by redemption in accordance with the certificate of incorporation, increase or decrease the number of authorized shares of preferred stock, authorize a dividend for any class or series other than preferred stock, increase the size of the Board of Directors, or acquire any other company or business.

     Warrants for convertible preferred stock

     In connection with the Series A preferred stock issuance in August 1999, the Company issued warrants to purchase 3 million shares of Series A preferred stock at $0.8333 per share. The fair value of these warrants has been estimated using the Black-Scholes pricing model at the date of the grant using a term of six months, a weighted-average risk free rate of 5.12%, an expected dividend yield of zero percent and a volatility of 60%, resulting in a fair value of $314,000. The fair value of these warrants is being amortized over the life of the related purchased technology license. The Company recognized $31,000 and $19,600 as amortization expense associated with these warrants for the periods ended December 31, 1999 and March 31, 2000, respectively. The warrants were exercised in November 1999, and no warrants were outstanding at December 31, 1999 or March 31, 2000.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- COMMON STOCK:

     Authorized shares

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 100,000,000 shares of common stock.

     Right of repurchase

     A portion of the shares sold to employees, directors or consultants are subject to a right of repurchase by the Company subject to vesting, which is generally over a three to four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. At December 31, 1999 all common shares outstanding were subject to repurchase as the initial vesting for 6/48 of these shares did not lapse until January 2000; the remaining shares vest 1/48 per month thereafter. At March 31, 2000, 7,590,385 shares were subject to a right of repurchase.

     Stock option plan

     In 1999 the Company adopted the 1999 Stock Plan (the "Plan"). The Plan provides for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, non-employee directors and consultants. At March 31, 2000, the Company has reserved 11,600,000 shares of common stock for issuance under the Plan.

     Options under the Plan may be granted for a period of up to ten years, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest over four years.

     The following table summarizes activity under the Plan:

                                                                                   WEIGHTED
                                            SHARES AVAILABLE      OPTIONS      AVERAGE EXERCISE
                                               FOR GRANT        OUTSTANDING         PRICE
                                            ----------------    -----------    ----------------
Shares reserved at plan inception.........     11,600,000               --             --
  Options granted.........................     (3,258,000)       3,258,000          $0.25
                                               ----------        ---------
Balance at December 31, 1999..............      8,342,000        3,258,000          $0.25
                                               ----------        ---------
  Options granted.........................     (2,098,000)       2,098,000          $1.09
                                               ----------        ---------
Balance at March 31, 2000.................      6,244,000        5,356,000
                                               ==========        =========

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The options outstanding, and currently exercisable by exercise price at March 31, 2000, are as follows:

                                            WEIGHTED AVERAGE
                                               REMAINING            WEIGHTED
                     NUMBER       NUMBER    CONTRACTUAL LIFE    AVERAGE EXERCISE
EXERCISE PRICE     OUTSTANDING    VESTED        (YEARS)              PRICE
---------------    -----------    ------    ----------------    ----------------
    $0.25           3,258,000      --             3.55               $0.25
    $0.375            770,000      --             3.72               $0.375
    $1.50           1,328,000      --             3.85               $1.50
                    ---------
                    5,356,000
                    =========

     In connection with certain stock option grants to employees during the periods ended December 31, 1999 and March 31, 2000, the Company recorded deferred stock compensation totaling $6.0 million and $4.7 million, respectively, which is being amortized over the vesting periods of the related options which is generally four years using the method set out in FASB Interpretation No. 28 ("FIN 28"). Under the FIN 28 method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services have been provided. This method results in higher compensation expense in the earlier vesting periods of the related options. Amortization of this stock-based compensation was $660,000 and $1,237,000 for the periods ended December 31, 1999 and March 31, 2000, respectively.

     Options granted include options issued to consultants in January 2000 to acquire 70,000 shares of common stock at an exercise price of $0.375 in exchange for the provision of services. The shares vested immediately upon issuance. The fair value of these options has been estimated using the Black-Scholes pricing model at the date of the grant using a weighted-average risk free rate of 5.69%, an expected dividend yield of zero percent and a volatility of 60%, resulting in a fair value of $136,000. Stock-based compensation related to stock options granted to consultants is recognized as earned. The Company recorded stock-based compensation of $136,000 in the three months ended March 31, 2000.

     Pro forma stock-based compensation

     The Company has adopted the disclosure-only provisions of SFAS 123 for option grants to employees. Had compensation cost been determined based on the fair value at the grant date for the awards in 1999 and 2000 consistent with the provisions of SFAS 123, the Company's net loss for 1999 would have been as follows (in thousands):

                                                        PERIOD FROM MAY 7,    THREE MONTHS
                                                         1999 (INCEPTION)        ENDED
                                                         TO DECEMBER 31,       MARCH 31,
                                                               1999               2000
                                                        ------------------    ------------
Net loss -- as reported...............................       $(6,929)           $(8,586)
Net loss -- pro forma.................................       $(6,982)           $(8,908)
Net loss per common share -- basic and diluted, as
  reported............................................       $    --            $(10.61)
Net loss per common share -- basic and diluted, pro
  forma...............................................       $    --            $(11.00)

     Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The weighted average fair value of options issued during the periods ended December 31, 1999 and March 31, 2000 was $1.00 and $1.77, respectively. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants:

                                                PERIOD FROM MAY 7,     THREE MONTHS
                                                1999 (INCEPTION) TO       ENDED
                                                   DECEMBER 31,         MARCH 31,
                                                       1999                2000
                                                -------------------    ------------
Risk-free interest rate.......................           6.03%              6.65%
Expected life of option.......................        4 years            4 years
Expected dividends............................              0%                 0%

NOTE 8 -- 401(k):

     The Company sponsors an employee savings and retirement plan intended to qualify under section 401(k) of the Internal Revenue Code. All eligible employees may contribute up to 20% of compensation, subject to annual limitations, which are fully vested at all times. The Company retains the option of matching employees' contributions with a discretionary employer contribution. To date, no employer contributions have been made.

NOTE 9 -- INCOME TAXES:

     No provisions for income taxes have been recorded as the Company has incurred net losses since inception.

     The Company's effective tax rate varies from the statutory rate as follows:

                                           PERIOD FROM MAY 7,
                                           1999 (INCEPTION) TO    THREE MONTHS ENDED
                                              DECEMBER 31,            MARCH 31,
                                                  1999                   2000
                                           -------------------    ------------------
U.S. Federal income tax rate.............         (34.0)%               (34.0)%
State taxes, net of federal tax
  benefit................................          (5.8)                 (5.8)
Stock-based compensation.................           3.2                   4.9
Other....................................           3.0                   1.6
Valuation allowance......................          33.6                  33.3
                                                  -----                 -----
  Effective tax rate.....................            --                    --
                                                  =====                 =====

     The components of the net deferred tax assets are as follows (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                       ------------    ---------
Deferred tax assets:
  Net operating loss carryforwards...................    $ 2,253        $ 2,770
  Various accruals and allowances....................         12             80
                                                         -------        -------
                                                           2,265          2,850
                                                         -------        -------
Valuation allowance..................................     (2,238)        (2,771)
                                                         -------        -------
Net deferred tax assets..............................         27             79
Deferred tax liabilities:
  Depreciation and amortization......................        (27)           (79)
                                                         -------        -------
Net deferred tax assets..............................    $    --        $    --
                                                         =======        =======

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At March 31, 2000, the Company had approximately $12.6 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2019 and 2007, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Such amount, if any, has not been determined. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

NOTE 10 -- UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE AND PRO FORMA BALANCE
SHEET:

     Upon the closing of the Company's initial public offering, all outstanding preferred stock will be converted automatically into common stock. The pro forma effect of this conversion has been presented as a separate column in the Company's balance sheet, assuming the conversion had occurred as of March 31, 2000. Pro forma basic and diluted net loss per common share have been computed as described in Note 2 and also give effect to common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the "as-if-converted method") for the periods ended December 31, 1999 and March 31, 2000.

     A reconciliation of the numerator and denominator used in the calculation of pro forma basic and fully diluted net loss per common share follows (in thousands, except share and per share data):

                                                            PERIOD FROM
                                                            MAY 7, 1999
                                                           (INCEPTION) TO     THREE MONTHS
                                                            DECEMBER 31,         ENDED
                                                                1999         MARCH 31, 2000
                                                           --------------    --------------
                                                                     (UNAUDITED)
Net loss.................................................   $    (6,929)      $    (8,586)
                                                            ===========       ===========
Shares used in computing basic and diluted net loss per
  share..................................................            --           809,615
Assumed conversion of all convertible preferred stock
  from date of issuance..................................    22,147,767        47,368,740
                                                            -----------       -----------
Weighted average shares used in computing pro forma basic
  and diluted net loss per share.........................    22,147,767        48,178,355
                                                            ===========       ===========
Pro forma basic and diluted net loss per share...........   $     (0.31)      $     (0.18)
                                                            ===========       ===========

NOTE 11 -- SUBSEQUENT EVENTS (UNAUDITED):

     Common stock

     During April and May 2000, the Company issued 2,550,000 shares of restricted common stock to employees at purchase prices of $1.50 and $2.30 per share and recorded related recourse notes receivable from stockholders totaling $4.2 million. The notes accrue interest at a rate of 6% per year and are due April 2009. The shares are subject to a right of repurchase and vest over a 36-month period.

     Preferred stock

     From April through June 2000, the Company issued 13,953,012 shares of Series C convertible preferred stock at a purchase price of $6.51 per share for aggregate proceeds of approximately

                              OMNISKY CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

$90.8 million. Included in this are 225,000 shares sold to employees, for which the Company recorded a related recourse note receivable from stockholders totaling approximately $1.5 million. The relative rights, preferences and privileges granted the Series C preferred stockholders are similar to the Series B stockholders except that the liquidation price is $6.51 per share and the conversion rate into common stock is one-for-one.

     Stock options

     In April 2000, the Company issued options to purchase 1,824,500 shares of common stock to employees with an exercise price of $2.30 per share.

     In June 2000, the Company issued options to purchase 1,732,000 shares of common stock to employees with an exercise price of $3.50 per share.

     Joint Venture with News Corporation

     We formed an international joint venture with News Corporation in April 2000 to pursue business opportunities outside of the United States. Under the joint venture agreement, each party will contribute $5 million to initially fund the new joint venture. The joint venture is 50% owned by News Corporation and 50% by the Company. The Company will record its interest in the joint venture under the equity method of accounting. A representative of News Corporation serves on the Company's board of directors.

     In accordance with the joint venture agreement and a related equity investment in the Company by News Corporation (9,210,337 shares of Series C preferred stock at $6.51 per share totaling approximately $60 million), the Company committed to spend $30 million over the next five years for advertising with News Corporation's affiliates in the United States.

                               [INSIDE BACK COVER]


The upper right quarter of the inside back cover of the prospectus contains the following text:

        OmniSky Ad Campaign

        1. Big Inflatable Bag

           Made for print, this ad illustrates the ability to solve problems and buy products and services online without being tied to a computer.

        2. Baby Sitter

           This print ad demonstrates how the OmniSky service can be used to keep in touch, even at times when other means of communication may be inappropriate or impossible.

        3. Zoo

           As part of our TV campaign, this ad shows the ease of making things happen, even in an unusual environment.

        4. Game Show

           In this TV ad, a game show contestant gains an advantage with Internet information provided by the OmniSky service.

In the upper left hand corner of the page is a picture with two frames. The first frame contains a picture of a man using the OmniSky service as he falls through the sky. The OmniSky logo appears below this frame. The second frame contains a picture of a large inflatable mattress. A picture of a Palm V device connected to a wireless modem, the OmniSky logo and the words "Think it. Do it." appear below this frame. The number "1" appears to the right of this picture.

Below the above picture is another picture with two frames. The first frame contains a picture of a man at a restaurant being shown by a woman a Palm V attached to a wireless modem. The OmniSky logo appears below this frame. The second frame contains a picture of a baby sitter, who has been tied up by several children, using the OmniSky service. A picture of a Palm V device connected to a wireless modem, the OmniSky logo and the words "Think it. Do it." appear below this frame. The number "2" appears to the right of this picture.

Below the above picture is a picture with five frames. The first frame contains a picture of an orangutan sleeping on a rock at a zoo. The second frame contains a picture of the orangutan taking from a zoo keeper's pocket a Palm V attached to a wireless modem. The third frame shows the orangutan using the OmniSky service. The fourth frame shows several orangutans playing on a heart-shaped bed. In the fifth frame, the OmniSky logo appears above the words "The Complete Internet Entirely Wireless". The number "3" appears above the upper left hand corner of this picture.

Below the above picture is another picture with five frames. The first frame contains a picture of the stage of a game show. The second frame contains a picture of a woman speaking into a microphone. The third frame shows a Palm V attached to a wireless modem with the OmniSky logo strapped to an arm. The fourth frame contains a picture of a man and woman. In the fifth frame, the OmniSky logo appears above the words "The Complete Internet Entirely Wireless". The number "4" appears above the upper left hand corner of this picture.

The OmniSky logo appears on the bottom of the page against a dark background, together with the words "Think it. Do it."

                                  OMNISKY LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by OmniSky in connection with the sale of common stock being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee and The Nasdaq National Market listing fee.

SEC registration fee........................................  $ 30,360
NASD filing fee.............................................    12,000
Nasdaq National Market listing fee..........................         *
Printing and engraving costs................................   250,000
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky fees and expenses..................................     5,000
Transfer Agent and Registrar fees...........................         *
Miscellaneous expenses......................................         *
                                                              --------
  Total.....................................................  $      *
                                                              ========

---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article IX of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past year, the registrant has issued unregistered securities to a limited number of persons as described below:

          (a) On August 9, 1999, the registrant issued and sold an aggregate of 17,219,335 shares of Series A preferred stock to a total of 11 investors for $0.75 per share, prior to giving effect to the registrant's two-for-one stock split in April 2000, or an aggregate of $12,914,501.25.

          (b) On August 9, 1999, the registrant granted a warrant to an investor to purchase up to 3,000,000 shares of Series A preferred stock at $0.83 1/3 per share, prior to giving effect to the registrant's two-for-one stock split in April 2000, or an aggregate exercise price of $2,500,000. This warrant was exercised in November 1999.

          (c) On January 18, 2000, the registrant issued and sold an aggregate of 4,319,427 shares of Series B preferred stock to a total of 20 investors for $4.63 per share, prior to giving effect to the registrant's two-for-one stock split in April 2000, or an aggregate of $19,998,947.01.

          (d) On April 5, 2000, the registrant issued and sold an aggregate of 2,100,000 shares of common stock to Lawrence Winkler, our Senior Vice President and Chief Financial Officer, Raymond Cleeman, our Vice President, Treasurer, and Michael Malesardi, our Vice President, Controller, for $1.50 per share or an aggregate of $3,150,000.

          (e) On April 24, 2000, the registrant issued and sold an aggregate of 4,377,879 shares of Series C preferred stock to a total of 3 investors for $6.51 per share or an aggregate of $28,499,992.29.

          (f) On April 27, 2000, the registrant agreed to issue and sell 450,000 shares of common stock to Scott Wornow, our Vice President, General Counsel and Secretary, for $2.30 per share or an aggregate of $1,035,000.

          (g) On May 12, 2000, the registrant issued and sold an aggregate of 685,421 shares of Series C preferred stock to a total of 10 investors for $6.51 per share or an aggregate of $4,462,090.71.

          (h) On May 19, 2000, the registrant issued and sold an aggregate of 1,906,717 shares of Series C preferred stock to a total of 7 investors for $6.51 per share or an aggregate of $12,412,727.67.

          (i) On June 9, 2000, the registrant issued and sold 6,982,995 shares of Series C preferred stock to one investor for $6.51 per share or $45,459,297.45.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

    EXHIBIT
    NUMBER
    -------
     1.1       Form of Underwriting Agreement.
     3.1       Restated Certificate of Incorporation of the Registrant.
     3.2       Bylaws of the Registrant.
     4.1*      Specimen Common Stock Certificate.
     5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
    10.1       Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2       1999 Stock Plan and form of agreement thereunder.
    10.3*      2000 Stock Plan and form of agreement thereunder.
    10.4*      2000 Employee Stock Purchase Plan and form of agreement
               thereunder.
    10.5       Second Amended and Restated Investors Rights Agreement dated
               April 24, 2000.
    10.6*      Lease.
    10.7*      Palm Computing Software License dated January 6, 2000.

    EXHIBIT
    NUMBER
    -------
    10.8*      AT&T Wireless Services Value Added Reseller Agreement dated
               December 2, 1999.
    10.9       The News Corporation Limited Joint Venture Agreement dated
               April 18, 2000.
    10.10*     Novatel Wireless, Inc. Supply Agreement dated July 15, 1999, as amended in October 1999.
    23.1       Consent of Independent Accountants.
    23.2       Consent of Counsel (see Exhibit 5.1).
    24.1       Power of Attorney (see page II-4).
    27.1       Financial Data Schedules.

---------------
* To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 16th day of June, 2000.

                                          OMNISKY CORPORATION

                                          By:    /s/ PATRICK S. MCVEIGH
                                            ------------------------------------
                                                     Patrick S. McVeigh
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick S. McVeigh and Lawrence S. Winkler and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----

             /s/ PATRICK S. MCVEIGH                   Chief Executive Officer and        June 16, 2000
------------------------------------------------   Chairman of the Board (Principal
               Patrick S. McVeigh                         Executive Officer)

            /s/ LAWRENCE S. WINKLER                 Senior Vice President and Chief      June 16, 2000
------------------------------------------------           Financial Officer
              Lawrence S. Winkler                    (Principal Financial Officer)

            /s/ MICHAEL J. MALESARDI                  Vice President, Controller         June 16, 2000
------------------------------------------------    (Principal Accounting Officer)
              Michael J. Malesardi

               /s/ DAVID S. OROS                               Director                  June 16, 2000
------------------------------------------------
                 David S. Oros

             /s/ JANICE M. ROBERTS                             Director                  June 16, 2000
------------------------------------------------
               Janice M. Roberts

             /s/ STEPHEN M. DIAMOND                            Director                  June 16, 2000
------------------------------------------------
               Stephen M. Diamond

             /s/ THOMAS E. WHEELER                             Director                  June 16, 2000
------------------------------------------------
               Thomas E. Wheeler

             /s/ LACHLAN K. MURDOCH                            Director                  June 16, 2000
------------------------------------------------
               Lachlan K. Murdoch

                                 EXHIBIT INDEX

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
     1.1       Form of Underwriting Agreement.
     3.1       Restated Certificate of Incorporation of the Registrant.
     3.2       Bylaws of the Registrant.
     4.1*      Specimen Common Stock Certificate.
     5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
    10.1       Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2       1999 Stock Plan and form of agreement thereunder.
    10.3*      2000 Stock Plan and form of agreement thereunder.
    10.4*      2000 Employee Stock Purchase Plan and form of agreement
               thereunder.
    10.5       Second Amended and Restated Investors Rights Agreement dated
               April 24, 2000.
    10.6*      Lease.
    10.7*      Palm Computing Software License dated January 6, 2000.
    10.8*      AT&T Wireless Services Value Added Reseller Agreement dated
               December 2, 1999.
    10.9       The News Corporation Limited Joint Venture Agreement dated
               April 18, 2000.
    10.10*     Novatel Wireless, Inc. Supply Agreement dated July 15, 1999, as amended in October 1999.
    23.1       Consent of Independent Accountants.
    23.2       Consent of Counsel (see Exhibit 5.1).
    24.1       Power of Attorney (see page II-4).
    27.1       Financial Data Schedules.

---------------
* To be filed by amendment.